Exhibit 2.1
    DATED 22 September 2021

THE SELLER
and
THE PURCHASER

and
THE PURCHASER’S GUARANTOR
and
THE SELLER’S GUARANTOR

__________________________________________
AGREEMENT FOR THE SALE AND PURCHASE
of the entire issued share capital of the Target Company

__________________________________________

2931027.19

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AGREED FORM DOCUMENTS
1.TSA
2.Reverse TSA (A)
3.Reverse TSA (B)
4.Data Processing Agreement
5.Reverse Data Processing Agreement
6.Brand License Agreement
7.Transfer Agreement
8.Material Third Party Suppliers
9.Key Employees of the Target Company
10.Material Properties

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THIS AGREEMENT is made on 22 September 2021.
PARTIES:
1.UPC Poland Holding B.V., a Dutch besloten vennootschap organised and existing under the laws of the Netherlands, whose registered office is at Boeing avenue 53, Schiphol-Rijk, 1119PE, Netherlands, registered in the Netherlands under number 34142854 (the "Seller");
2.P4 sp. z o. o., a limited liability company (spółka z ograniczoną odpowiedzialnością), organized under the laws of Poland, whose registered office is in Warsaw at Wynalazek 1, 02-677 Warszawa, entered into the register of entrepreneurs kept by the District Court for the capital city of Warsaw in Warsaw, XIII Commercial Division of the National Court Register under number KRS 0000217207 (the "Purchaser");
3.Iliad S.A, a French société anonyme organised and existing under the laws of France, whose registered office is at 16, rue de La Ville l’Evêque, 75008, Paris, France, registered with the Trade and Companies Register under number 342 376 332 R.C.S. Paris (the "Purchaser’s Guarantor"); and
4.Liberty Global plc, whose registered office is Griffin House, 161 Hammersmith Road, London, W6 8BS (registered in England and Wales with No. 08379990) (the "Seller’s Guarantor"), together, the "Parties".
BACKGROUND:
(A)The Seller is the owner of the entire issued share capital of UPC Polska Sp. z o.o. a limited liability company with its registered office in Warsaw, Poland at al. Solidarności 171, 00-877 Warsaw, Poland, entered in the Entrepreneurs Register of the National Court Register maintained by the District Court for the Capital City of Warsaw in Warsaw, XIII National Court Register Commercial Division under KRS No. 0000273136 (the "Target Company").
(B)Particulars of the Target Company are set out in Attachment 1 (Basic information about the Target Company).
(C)The Seller has agreed to sell the Shares (as defined herein) and to assume the obligations imposed on it as the Seller under this Agreement, in each case, on the terms and subject to the conditions of this Agreement.
(D)The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on it as the Purchaser under this Agreement, in each case, on the terms and subject to the conditions of this Agreement.
(E)The Purchaser’s Guarantor has agreed to guarantee the payment obligations of the Purchaser pursuant to this Agreement.

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(F)The Seller’s Guarantor has agreed to guarantee the payment obligations of the Seller pursuant to this Agreement, in the event that the Seller does not perform any of its payment obligation under this Agreement.

THE PARTIES AGREE as follows:
1.Interpretation
1.1In this Agreement, including in the recitals, Schedules and Attachments to it:

"Accounts"
means the audited standalone financial statements for the Target Company prepared in accordance with Polish GAAP for the accounting reference period ended on the Accounts Date, comprising the balance sheet, profit and loss account, statement of changes in equity, statement of cash flow and the notes relating to them;

"Accounts Date"	means 31 December 2019;
"Action"	means any prosecution, enforcement action, alternative dispute resolution proceedings or processes, litigation, arbitration, investigation (including with or by any Governmental Authority), action or other proceeding or settlement of any proceeding;
"Actual Net Debt"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Acquired Business"	has the meaning as set out in sub-clause 19.2(B);
" Acquired Restricted Business"	has the meaning as set out in sub-clause 19.2(B);
"Actual Working Capital"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Affiliate"
means, in relation to any Party, (i) any Person Controlled directly or indirectly by such Party, or (ii) any Person by which such Party is Controlled directly or indirectly, or (iii) any Person which is under the common Control with such Party, in each case from time to time and "Affiliates" shall be construed accordingly;

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"Agreed Enterprise Value"	means PLN 7,025 million;
"Ancillary Documents"
means the TSA, the Reverse TSA A, the Reverse TSA B, the Data Processing Agreement, the Reverse Data Processing Agreement, the Brand License Agreement and any other agreements entered into pursuant to or in connection with this Agreement and so designated by the Parties, and "Ancillary Document" shall mean any one of them;

“Antitrust Authority”	means the European Commission and/or Prezes Urzędu Konkurencji i Konsumentów (UOKiK) as applicable;
"Antitrust Clearance"	means that (i) the relevant Antitrust Authority has issued an express clearance decision which, in accordance with the relevant applicable Antitrust Laws, authorises (including where such clearance is conditional upon certain remedies or undertakings to be implemented by the Purchaser) or does not prevent the concentration, or (ii) the expiry of the applicable waiting period where such expiry is deemed to constitute an official waiver from the relevant Antitrust Authority under the applicable antitrust laws, as the case may be;
"Antitrust Condition"	means the Antitrust Clearance having been duly obtained and being in full force and effect;
“Antitrust Laws”	means: (i) the Treaty on the Functioning of the European union, (ii) Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the EC Merger Regulation), (iii) Act of 16 February 2007 on Competition and Consumer Protection of the Republic of Poland (J. of. L. of 2021 r. pos. 275 as amended); and (iv) any other applicable Law which relates to competition and antitrust rules governing undertakings and to merger control and review rules;
"Anti-Bribery Law"	means: (i) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; (ii) the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time; (iii) the U.K. Bribery Act 2010; and (iv) any other applicable Law which prohibits the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person and which is broadly equivalent to the laws referred to in (ii) and (iii);

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"Anti-Money Laundering Law"	means all applicable anti-money laundering-related and counter-terrorist financing-related laws, regulations, rules and guidance;
"Applicable Law"
means any law, statute, subordinate legislation, constitutional provision, treaty, order, code, ordinance, temporary restraining order, preliminary or permanent injunction, judgment, decree, decision, directive, licence, permit, regulation of any Governmental Authority having jurisdiction over the matter or person in question, or other binding legislative or administrative action of a Governmental Authority, or any official interpretation of any of the foregoing by any Governmental Authority, or a final, binding, or executive decree, injunction, judgment, writ, grant, directive or order of a Governmental Authority that legally affects and has the authority to legally affect the matter or person in question and "Applicable Laws" shall be construed accordingly;

“AtlasEdge”	means AE Group S.à r.l.;
"Authorisation"
means a legal permission of whatsoever kind (including licences, consents or approvals) required from a third party (other than any Affiliate of a member of the Seller’s Retained Group) to allow the Target Company to receive the benefit of any services (or part thereof) provided under the TSA, and/or to permit the use of or access to the Service Provider Materials and/or the Service Provider Systems (as defined in the TSA) by the Target Company, in each case under and in accordance with the TSA (within the limits of any applicable Service Boundary, as defined in the TSA);

"Brand License Agreement"	means the brand licence agreement in the Agreed Form to be entered into at Completion between a member of the Seller’s Retained Group and the Target Company;
"Business Day"	means a day, other than a Saturday, Sunday, bank holiday or public holiday, when banks are open for general banking business (other than for internet banking services only) in United Kingdom, Poland and France;
"Cash"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
“CEO"	means the chief executive officer of the Target Company from time to time;

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"Claim"	means any claim, proceeding, suit or action against the Seller or any member of the Seller’s Retained Group in respect of any fact, matter and circumstance whatsoever under or pursuant to this Agreement;
“Closing Certificate”	has the meaning as set out in sub-clause 3.3;
"Collective Bargaining Agreement"	means any agreement at national, industry or company level or unilateral employer’s decision or company practice binding on the employer and regulating all or part of the employment relationship;
"Commitments"	has the meaning as set out in sub-clause 4.5;
"Completion"	means completion of the sale and purchase of the Shares by the performance by the Parties of their respective obligations under Clause 8;
“Completion Conditions”	has the meaning as set out in sub-clause 4.1;
"Completion Date"	means the date on which Completion takes place in accordance with the provisions of Clause 8;
“Completion Disclosures”	has the meaning as set out in sub-clause 9.3;
“Completion Disclosure Letter”	means the updated disclosure letter the full draft of which shall be sent by the Seller to the Purchaser no later than five (5) Business Days prior to Completion Date and the final version shall be sent by the Seller to the Purchaser no later than two (2) Business Days prior to Completion Date;
"Completion Statement"	has the meaning set out in Part C of Schedule 4 (Post-Completion Financial Adjustments);
"Completion Statement Date"	has the meaning as set out in paragraph 2 of Part C of Schedule 4 (Post-Completion financial adjustments);
"Completion Statement Notice"	has the meaning as set out in paragraph 3 of Part C of Schedule 4 (Post-Completion financial adjustments);
"Confidentiality Agreement"	means the confidentiality agreement between the Purchaser and the Seller dated 30 March 2021;

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"Continuing Intra-Group Agreements"	means the agreements set out in Attachment 2 (Continuing Intra-Group Agreements);
"Control"
shall have the meaning ascribed to it under (and shall be interpreted in accordance with the terms of) sections I. and II. of Article L. 233-3 of the French Commercial Code and Controlled, Controlling or Controller shall be construed accordingly;

"COVID-19 Circumstances"
means:
(a)any and all measures taken by any Governmental Authority in connection with or in response to COVID-19 or any consequence of COVID-19, including but not limited to the issuance of quarantine and confinement orders, embargoes and travel restrictions or general COVID-19 related guidelines;
(b)any and all consequences of COVID-19 or any of the measures referred to in limb (a) of this definition, whether occurring prior to or after the date of this Agreement and including but not limited to:
a.changes in economic or financial conditions or circumstances; or
b.adverse impacts on the health and wellbeing of employees or other persons having a connection to the Target Company or any of the Parties,
c.provided that, for the avoidance of doubt, no measure or consequence shall be excluded from falling within either or both limbs of this definition by virtue of being indirect or consequential;

"COVID-19 Restrictions"	has the meaning as set out in sub-clause 5.3;
"Dangerous Substance"	means any natural or artificial substance or thing (whether in a solid, liquid, gas, vapour or other form) that is capable (alone or in combination) of causing harm to man or any other living organism or of damaging the Environment or public health or welfare (including controlled, clinical, special or hazardous waste, polluting, toxic or dangerous substances, radiation, noise, vibration, electricity and heat);

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"Data Processing Agreement"	means the data processing agreement in the Agreed Form to be entered into at Completion between the parties to the TSA;
"Data Protection Authority"	means any person having regulatory or supervisory authority over the processing of Personal Data by the Target Company;
"Data Protection Legislation"
means any law, subordinate legislation, statue, by-law, regulation, treaty, judgement, decision, rule, notice, order, or code of practice or published practice, in each case having the force of law, concerning the protection, privacy and/or processing of Personal Data (including GDPR);

"Data Protection Warranties"	means the Warranties set out in paragraph 12 of Schedule 1 (Seller’s Warranties);
"Data Room"
means the electronic data room hosted by Datasite under the project name Amber comprising the documents and other information relating to the Target Company in respect of which a USB copy of which will be provided to the Purchaser on Completion Date;

"Debt"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Default Interest"	means interest at an annual rate at the Euribor Rate + 2%;
“Derivatives”	means any option, swap, future or other derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price, or any instrument having a similar effect;
“Direct Tax Claim”	has the meaning as set out in Sub-Clause 12.14;
“Disclosure Letter”	means the disclosure letter sent by the Seller to the Purchaser on the date of this Agreement;
"Effective Time"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Employee Incentive Plan"	means the various equity awards granted under the Liberty Global, Inc. 2005 Incentive Plan, as amended, and the Liberty Global 2014 Incentive Plan, as amended, to Target Company Participants ;

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"Encumbrance"
means any right in rem or in personam including any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing (but excluding, for the avoidance of doubt, any licence with respect to Intellectual Property);

"Environment"	means any or all of the following media: air (including air within any building or other natural or man-made structure whether above or below ground), water (including surface waters, underground waters, groundwater, coastal and inland waters and water within any natural or man-made structure), land (including land under water, surface land and sub-surface land), flora, fauna, ecosystems and man;
"Environmental Law"
means any and all laws (including statutes, secondary and subordinate legislation, regulations, directives, guidance having the force of law, common law, judgments and court orders), lawful interpretations of any laws by any Governmental Authority and international and EU treaties concerning the protection of the Environment, human health or welfare, the conditions of the workplace or the generation, transportation, storage, treatment or disposal of any Dangerous Substance;

"Environmental Licence"	means any permit, licence, authorisation, permission, accreditation, consent, exemption, registration, notification or other approval required under or in relation to any Environmental Law;
"Estimated Consideration"	means an amount equal to: (A)the Agreed Enterprise Value; (B)plus the Estimated Net Debt; and (C)plus the Estimated Working Capital Adjustment;
"Estimated Inter-Company Loan Payables"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);

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"Estimated Inter-Company Loan Receivables"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
“Estimated Inter-Company Trading Balances”	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Estimated Net Debt"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Estimated Working Capital"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Estimated Working Capital Adjustment"	means an amount equal to the difference between the Estimated Working Capital and the Target Working Capital and, if the Estimated Working Capital is greater than the Target Working Capital, such amount shall be expressed as a positive number (or, if the Estimated Working Capital is less than the Target Working Capital, such amount shall be expressed as a negative number);
"EUMR"	means Council Regulation (EC) No. 139/2004;
"Euribor Rate"	means the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays the rate) provided that such rate shall not be less than zero for the purposes of this Agreement;
"Fairly Disclosed"
means that the relevant fact, matter, circumstance or other information is disclosed in such a reasonably apparent manner and with sufficient detail to enable the Purchaser to make a reasonably accurate assessment of the nature, the scope and the quantum (provided it is known by the Seller) of the fact, matter, circumstance or other information disclosed;

"Final Consideration"	has the meaning as set out in sub-clause 3.1;

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"Financing Facilities"
means any debt facilities, arrangements, instruments, trust deeds, note purchase agreements, indentures, commercial paper facilities or overdraft facilities with banks, other financial institutions or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, notes, bonds, debentures or other financial indebtedness;

"Firm"	has the meaning as set out in paragraph 6 of Part C of Schedule 4 (Post-Completion financial adjustments);
“Foreign Investment Clearance”	has the meaning as set out in sub-clause 4.1(B);
“Foreign Investment Condition”	has the meaning as set out in sub-clause 4.1(B);
"Fundamental Warranties"	means the Warranties at paragraphs 1.1 to 1.9 (Ownership of the Shares), at paragraphs 2 (Capacity of the Seller), 10.1 (Insolvency) and 16.7 of Schedule 1 (Seller’s Warranties).
"GDPR"	means the General Data Protection Regulation (EU) (2016/679);
"Governmental Authority"	means any supra-national, national, regional, federal, state, municipal, provincial, regulatory, Tax, administrative, or other governmental or quasi-governmental authority, board, commission or agency, including any corresponding foreign agency or any instrumentality or officer acting in an official capacity of any of the foregoing, any court, tribunal or judicial or arbitral body, administrative body, private body or any committee exercising any executive, legislative, regulatory or administrative functions of government with competent jurisdiction, whether local or national, including the relevant Antitrust Authorities in relation to the Antitrust Condition and the relevant authorities in relation to the Foreign Investment Condition;

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"Intellectual Property"
means rights in patents (including extensions, partial or not, divisional, renewals, issuance, re-examinations), inventions, discovery, trademarks, designs, copyright (including logo, drawing, etc.), company name, trade name, database rights, domain names, software (including object code and source code), know-how, Trade Secret and confidential information (whether or not any of these is registered, and including applications and rights to apply for registration of any such thing) and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world;

"Inter-Company Loan Payables"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Inter-Company Loan Receivables"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Inter-Company Trading Balances"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);
"Key Employee"	has the meaning given in Schedule 10;
"Liberty Global Awards"	has the meaning as set out in sub-clause 14.1(A);
“Licensed Intellectual Property Rights”	means all Intellectual Property licensed to the Target Company by a third party;
"Long Stop Date"	means the date falling 12 months after the date of this Agreement;
"Management Accounts"
means the HFM unaudited monthly balance sheets and profits and loss account of the Target Company prepared in accordance with US GAAP for the period started on 1 January 2020 and ended on 31 March 2021;

"Material Authorisations"	means an Authorisation required by any of the Third Party Suppliers listed in Schedule 9;

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"Material Contract"
means:
(a)any contract to which the Target Company is a party and that has generated or is expected to generate annual revenues to, or payment by, such Target Company in excess of PLN 10,000,000, in the 12 month financial period ended 31 December 2020 and in the 12 month financial period ended 31 December 2021; and

(b)any material contract between the Target Company and any of the top 10 business customers of the Target Company by total spent in the 12 month financial period ended 31 December 2020 and in the 12 month financial period ended 31 December 2021, in each case other than any Financing Facilities and contracts (other than Shared Contracts) between the Target Company and the Seller’s Retained Group;

"Material Financing Facilities"	means Financing Facilities exceeding PLN 1,000,000;
"Material Obligation"
means (i) in respect of the Seller, those obligations set out in sub-clauses 8.2(A), 8.2(B)(i) and 8.2(B)(v), and (ii) in respect of the Purchaser, those obligations set out in sub-clauses 8.3(A), 8.3(B) and 8.3(C);

"Material Properties"	means the properties listed in Schedule 11 to this Agreement;
"Net Debt"	means Cash less Debt (and if Cash is greater than Debt, such amount shall be expressed as a positive number or, if Debt is greater than Cash, such amount shall be expressed as a negative number);
“Network and Systems Matters”	has the meaning as set out in sub-clause 11.26.
"Network and Systems Warranties"	means the Warranties set out in paragraph 15 of Schedule 1 (Seller’s Warranties);

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“No Injunction Condition”	has the meaning as set out in sub-clause 4.1(C);
“Notification to the Target Company”	has the meaning as set out in sub-clause 8.5(A);
“Omitted Service”
means a service from any member of the Seller’s Retained Group to the Target Company which:
a.was provided by a member of the Seller’s Retained Group to the Target Company during the Reference Period;
b.is necessary to enable the Target Company to operate its business in all material respects in the way that it was operated during the Reference Period;
c.is not included in Schedule 1 (Services) to the TSA;
d.is not an Excluded Service as defined in the TSA;
e.is not a service under the Brand License Agreement, any other Ancillary Document or any Continuing Intra-Group Agreement;
f.is not a service which has been permanently ceased in the ordinary course of business prior to the Completion Date or a one-off service concluded prior to Completion; and
g.is not a service which relates exclusively to the fact of the Target Company being an Affiliate of the Seller prior to Completion and is not comprised within any of the resources, contracts or assets that are to be transferred to the Target Company in connection with Separation;

“Owned Intellectual Property Rights”	means all Intellectual Property owned by the Target Company;
“Pay Television Services”	means services providing television content to paying customers independently of delivery technology (e.g. DTH, cable, IPTV, OTT);

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“Pending Relief Request”	has the meaning as set out in Sub-Clause 12.17;
"Pension Schemes"	means the following two schemes: –Mandatory retirement indemnity plan (Odprawa Emerytalna – “OE”); and –Mandatory auto-enrolment defined contribution plan (Pracownicze Plany Kapitałowe - “PPK”)
"Personal Data"	means any information relating to an identified or identifiable natural person;
"Personal Data Breach"	has the meaning given to it in the GDPR;
"Policies"	has the meaning as set out in sub-paragraph 8.1 of Schedule 1 (Seller’s Warranties);
"Polish GAAP"	means the accounting principles applicable in the Republic of Poland, as defined in the Accounting Act of September 29, 1994 (Journal of Laws of 2019, item 351) and the executive regulations issued on its basis;
"Postponed Long Stop Date"	means the Long Stop Date as postponed in accordance with sub-clause 4.12;
“Post-Completion Period”	means (i) any taxable period beginning on the day after the Completion Date and (ii) the Post-Completion Straddle Period;
“Post-Completion Straddle Period”	has the meaning as set out in Sub-Clause 12.8;
“Pre-Completion Period”	means (i) any taxable period ending on or before the Completion Date and (ii) the Pre-Completion Straddle Period;
“Pre-Completion Straddle Period”	has the meaning as set out in Sub-Clause 12.8;
"Preparing Party"	has the meaning as set out in paragraph 1(A) of Part C of Schedule 4 (Post-Completion financial adjustments);

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"Principal Network"
means the:
(a)    ducts;
(b)    passive coaxial and optical fibre cabling; and
(c)    active equipment used to transmit signals over coaxial or optical fibre networks;
in each case:
(1)    to the extent located in Poland;
(2)    to the extent used by the Target Company in respect of its business of providing electronic communication services (for the avoidance of doubt including telecommunication services), in each case whether owned by any member of that Target Group or leased from (or otherwise made available by) a third party;
(3)    excluding associated machinery and equipment (such as power generators and air conditioning units); and
(4)    excluding hardware and software used for provisioning, inventory management of the Network or the monitoring or management of Network performance (including second line monitoring such as network operations centres).

"Prohibited Payment"	means any (i) bribe, influence payment, facilitation payment, kickback and/or grease payment, (ii) payment or gift to a public official, intended to obtain business or a business advantage, where such public official was neither permitted nor required by the laws applicable to them to accept such payment or gift, and/or (iii) other payment or gift of money or anything of value where the relevant act connected with such payment, gift or item was prohibited under any applicable Anti-Bribery Laws;
“PropCo”	means Echo Poland Property spółka z ograniczoną odpowiedzialnością;
"Property"	means any freehold, leasehold or other immovable property in any part of the world;

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“Purchaser Financing”	has the meaning as set out in Schedule 2 (Purchaser’s Warranties);
"Purchaser’s Bank Account"	means the bank account to be notified in writing by the Purchaser to the Seller in writing by no later than 3 Business Days before the due date for any relevant payment;
"Purchaser's Group"
means the Purchaser and its Affiliates from time to time, and for the avoidance of doubt includes the Target Company following Completion, and "member of the Purchaser's Group" shall be construed accordingly;

"Reference Balance Sheet"	has the meaning as set out in paragraph 1(A) of Part C of Schedule 4 (Post-Completion financial adjustments);
Reference Period	means the 12 month period prior to the Completion Date;
"Rejecting Party"	has the meaning as set out in paragraph 3 of Part C of Schedule 4 (Post-Completion financial adjustments);
"Relief"
means any loss, relief, allowance or credit in respect of any Tax and any deduction in computing income, profits or gains for the purposes of any Tax or any right to repayment of Tax (including any repayment supplement, fee or interest in respect of Tax and excluding for the avoidance of doubt the creation of any reportable tax loss carry forward);

“Repeated Warranties”	has the meaning as set out in sub-clause 9.3;
"Representatives"	means, in relation to a party, members of the Purchaser’s Group or the Seller’s Retained Group (as applicable) and the directors, officers, employees, agents, advisers, accountants and consultants of that party and members of the Purchaser’s Group or Seller’s Retained Group (as applicable), provided they have been actively involved in the sale of the Shares or ancillary matters on behalf of the relevant party;
“Restricted Business”	has the meaning as set out in sub-clause 19.1(B);
“Reverse Data Processing Agreement”	means the data processing agreement in the agreed form to be entered into at Completion between LG Slovakia and the Target Company;
"Reverse TSAs"	means the two transitional services agreements, Reverse TSA (A) and Reverse TSA (B) in the agreed form to be entered into at Completion, under which the Target Company shall provide services to members of the Seller’s Retained Group;

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"Reverse TSA Services Descriptions"	means the service descriptions to be set out in Schedule 1 to each of the Reverse TSAs;
"Sanctioned Country"
means any country or territory that is the target of any comprehensive country- or territory-wide Sanctions (being, as at the date of this Agreement, Cuba, Iran, North Korea, Syria and the territory of Crimea);

"Sanctioned Person"	means any person who is (i) listed or referred to (explicitly or by reference to a group of persons) on any Sanctions List, (ii) ordinarily located in, incorporated under the laws of, or resident in, any Sanctioned Country, (iii) owned or controlled by a person referred to in (i) or (ii), and/or (iv) otherwise the target of Sanctions;
"Sanctions"
means the economic, financial and trade embargoes and sanctions laws, regulations and restrictive measures and export controls administered, enacted or enforced from time to time by the Office of Foreign Assets Control of the U.S. Department of the Treasury; the United States Department of State; any other U.S. government entity or body; the United Nations Security Council; any United Nations Security Council Sanctions Committee; the European Union and any member state of the European Union; the United Kingdom and/or any other applicable Governmental Authority;

"Sanctions Authority"
means the United Nations Security Council, the United States, the European Union, the United Kingdom and any Governmental Authority of any of the aforementioned (including, but not limited to, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the United Kingdom's HM Treasury);

"Sanctions List"
means the "Specially Designated Nationals and Blocked Persons" list and the "Sectoral Sanctions Identifications" list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the "Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions" maintained by the European Commission, and any similar list maintained by, or public announcement of a Sanctions designation made by, any Sanctions Authority, in each case as updated from time to time;

"Saving"	has the meaning as set out in sub-clause 11.23;

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"Seller’s Bank Account"
means the bank account to be notified in writing by the Seller to the Purchaser no later than 5 Business Days before the Completion Date or such other bank account as may be notified by the Seller to the Purchaser in writing from time to time (by no later than 3 Business Days before the due date for any relevant payment) in relation to any specific payment or payments generally;

“Seller’s Group Financing Agreements”
means (i) the intercreditor agreement originally dated 16 January 2004 (as amended and restated) and the senior secured credit facility agreement originally dated 16 January 2004 as amended and/or restated from time to time, including most recently on April 23, 2020 among, inter alios, UPC Broadband Holding B.V. as borrower and the Bank of Nova Scotia as facility agent and security agent; (ii) an indenture dated 18 October 2017 among, inter alios, UPC Holding B.V. as issuer and the Bank of New York Mellon, London Branch as trustee, providing for the issuance of an initial aggregate principal amount of $550,000,000 of 5.5% senior notes due 2028 as amended and/or supplemented from time to time including by the supplemental indenture dated 21 October 2019 entered into by, inter alios, the Target Company; (iii) an indenture dated 21 June 2017 among, inter alios, UPC Holding B.V. as issuer and the Bank of New York Mellon, London Branch as trustee, providing for the issuance of an initial aggregate principal amount of $635,000,000 of 3.875% senior notes due 2029 as amended and/or supplemented from time to time including by the supplemental indenture dated 21 October 2019 entered into by, inter alios, the Target Company, (iv) the share pledge agreement in respect of the Shares dated 21 October 2019, (v) the agreement for security assignment dated 21 October 2019 and entered into by the Target Company, (vi) the payment services agreement with, i.a., Citibank Europe plc, dated 20 May 2016, (vii) the guarantee facility agreement with Fortis Bank dated 22 September 2004, (viii) the voluntary submissions to enforcement in connection with above agreements, and (ix) the agreement for security assignment in connection with above agreements;

“Seller’s Group Vendor Financing Agreements”
means (i) the buyer payment services agreement dated 20 May 2016 among, inter alios, UPC Broadband Holding B.V., the Target Company and Citibank Europe plc; and (ii) the accounts payment services agreement dated 13 September 2021, among, inter alios, UPC Broadband Holding B.V., the Target Company and ING Bank N.V.;

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"Seller’s Retained Group"	means the Ultimate Parent and any Affiliates of the Ultimate Parent from time to time (excluding the Purchaser and the Target Company);
"Separation"	has the meaning set out in Paragraph 1 of Schedule 3
"Shares"	means 7,099,595 shares free from any Encumbrances of the nominal value of PLN 100 each with all existing and future rights attaching thereto constituting 100% of the share capital of the Target Company and giving 100% of the votes in the Target Company’s shareholders’ meeting;
“Specified Excluded Services”
means the services set out in Attachment 3 provided by the Seller’s Retained Group to the Target Company prior to Completion and which are referenced in the column referenced “Specified Excluded Services” (and not, for the avoidance of doubt the services referenced in the rows which are not highlighted):

"Systems"	means the software and hardware that is material to the business of the Target Company as currently conducted, but excluding Network;
"Target Company"	has the meaning set out in Paragraph (A) of Background;
"Target Company Participants"	means those employees of the Target Company who are participants in any Employee Incentive Plan immediately prior to Completion;
"Target Company Third Party Guarantee"	has the meaning as set out in sub-clause 13.1;
“Target Restructuring”	has the meaning as set out in sub-clause 21.5 ;
"Target Working Capital"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments);

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"Tax"
means (a) any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty, charge, surcharge, fine, interest or additional tax liability imposed under any Applicable Laws payable in connection with any failure to pay or any delay in paying any of the same) imposed or levied by any government or other taxing authority, including but not limited to: corporate income tax (podatek dochodowy od osob prawnych), income tax on revenue from a fixed asset being a building (podatek dochodowy od przychodu ze środka trwałego będącego budynkiem), personal income tax (podatek dochodowy od osób fizycznych), civil law transaction (podatek od czynności cywilnoprawnych), value added tax (podatek od towarów i usług), excise tax (podatek akcyzowy), customs tax (cło), real estate tax (podatek od nieruchomości), retail tax (podatek od sprzedaży detalicznej), fees related to Employee Capital Plan (opłaty na Pracownicze Programy Emerytalne), social security and health contributions (składki na ubezpieczenie społeczne oraz na ubezpieczenie zdrowotne). Fees on revenue derived from fees for access to television programs broadcast or rebroadcast on the digital platform (wpłaty z tyłułu przychodów pochodzących z opłat za dostęp do programów telewizyjnych nadawanych lub reemitowanych na platformie cyfrowej), fees for the supply of an on-demand audiovisual media service (wpłaty z tytułu dostarczenia audiowizualnej usługi medialnej na żądanie) should be also deemed „Tax” for the purpose of this definition (b) any liability for the payment of any amounts of the type described in subsection (a) as a result of being a transferee or successor to any Person or as a secondary liability or as a result of any obligation to indemnify any other Person. “Taxation”, “Taxes” and “Taxable” shall have meanings correlative to the foregoing

“Tax Authority”
means any Governmental Authority or political subdivision thereof that exercises authority over the imposition, determination, collection or administration of Taxes, including Collective Management Organizations (CMO - organizacje zbiorowego zarządzania prawami autorskimi) and the Polish Film Institute (Polski Instytut Sztuki Filmowej);

"Tax Authority Claim"	has the meaning as set out in Sub-Clause 12.13;
"Tax Matters"	has the meaning as set out in Sub-Clause 12.27;

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“Tax Return”
means any report, return, filing, declaration, notice, claim for refund, election, statement or other document or similar filing (including any attachment or amendment thereto) with respect to Taxes, including any information return, or amended return and "Tax Returns " shall be construed accordingly;

“Tax Refund”	has the meaning as set out in Sub-Clause 12.17;
“Tax Warranties”	means the Warranties set out in paragraphs 21.1 to 21.7 of Schedule 1 (Seller’s Warranties), and "Tax Warranty" shall be construed accordingly;
"Third Party Claim	has the meaning as set out in sub-clause 11.17;
“Threshold”	has the meaning as set out in sub-clause 11.7;
“Trade Secret”	means any business secret, know-how, or information that (1) is not generally known or readily available to persons familiar with such information because of their industry, (2) has commercial value because of its secrecy, and (3) is subject to reasonable safeguards implemented by the legitimate holder, having regard to the circumstances, to keep it secret;
"TSA"	means the transitional services agreement in the Agreed Form to be entered into at Completion, under which a member of the Seller’s Retained Group shall provide services to the Target Company;
“Transaction”	means the transactions contemplated by the Transaction Documents;
"Transaction Documents"	means this Agreement and the Ancillary Documents;
"Transfer Agreement"	means the agreement transferring the Shares (umowa rozporządząjąca) to be executed at Completion in the form attached hereto as Schedule 7;
"TSA Service Provider"	means Liberty Global Technology Services B.V.;
"Ultimate Parent"	means, in relation to the Seller, the person (if any) which is not itself subject to Control but which has Control of the Seller, either directly or through one or more Affiliates each of which has Control over the next such entity in the chain;

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"Unaudited Accounts"
means the unaudited standalone financial statements for the Target Company prepared in accordance with Polish GAAP for the accounting reference period ended on the Unaudited Accounts Date, comprising the balance sheet, profit and loss account, statement of changes in equity, statement of cash flow and the notes relating to them set out in folders 3.1.1.5, 3.1.1.6 and 3.1.1.7 of the Data Room ;

"Unaudited Accounts Date"	means 31 December 2020;
"VAT"	shall mean: (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) as well as with the Polish Act of 11 March 2004 on Goods and Services Tax; and (ii) any other tax of a similar nature (including any sales or turnover Tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) above, or imposed elsewhere;
"Warranties"
means each of the warranties set out in Schedule 1 (Seller’s Warranties) given by the Seller and the warranties set out in Schedule 2 (Purchaser’s Warranties) given by the Purchaser and "Warranty" shall be construed accordingly;

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"Wider Network"
means the Principal Network and the:
(a)    associated passive network infrastructure such as shelters, containers, lock boxes, cable distribution frames, cabinets, power meters; and
(b)    associated machinery and equipment (such as power generators and air conditioning units);
in each case:
(1)    to the extent located in Poland;
(2)    to the extent used by the Target Company in respect of its business of providing electronic communication services (for the avoidance of doubt including telecommunication services), in each case whether owned by any member of that Target Group or leased from (or otherwise made available by) a third party; and
(3)    excluding hardware and software used for provisioning, inventory management of the Network or the monitoring or management of Network performance (including second line monitoring such as network operations centres);

"Working Capital"	has the meaning as set out in Part D of Schedule 4 (Post-Completion financial adjustments); and
"Working Hours"	means 9.00 a.m. to 5.00 p.m. on a Business Day.
1.2In this Agreement, unless otherwise specified or the context otherwise requires
(A)references to clauses, sub-clauses, paragraphs, sub-paragraphs, Schedules and Attachments are to clauses, sub-clauses, paragraphs and sub-paragraphs of, and Schedules and Attachments to, this Agreement;
(B)references to any document in the "Agreed Form" means that document in a form agreed by the Seller and the Purchaser and initialled for the purposes of identification on behalf of the Seller and the Purchaser (or subject to such other identification process as agreed by the Seller and the Purchaser, such as agreement by email among Parties' external counsel), as validly amended from time to time;
(C)the singular shall include the plural and vice versa, and use of any gender includes the other genders;
(D)except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction)

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includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement, (ii) any enactment which that enactment re-enacts (with or without modification), and (iii) any subordinate legislation (including regulations) made before or after the date of this Agreement under that enactment as amended, consolidated or re-enacted as described in sub-clause (i) or (ii) above, except to the extent that any of the matters referred to in sub-clause (i) to (iii) (inclusive) above occurs after the date of this Agreement and increases or alters the liability of the Seller under this Agreement;
(E)subject to clause 21, references to a party to this Agreement include the successors or assigns (immediate or otherwise) of that party;
(F)references to a "company" shall be construed so as to include any corporation or other body corporate, wherever and however incorporated or established;
(G)references to a "person" shall be construed so as to include any individual, firm, company, corporation, body corporate, Governmental Authority or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);
(H)any reference to a "day" shall mean a period of 24 hours running from midnight to midnight;
(I)references to "$" are to United States Dollars, to "€" are to Euros, to "PLN" are to Polish Zlotys;
(J)references to times are to Warsaw time;
(K)references to "costs" and/or "expenses" suffered or incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit as input tax;
(L)references to "writing" shall include any modes of reproducing words in a legible and non-transitory form;
(M)references to "including" or "includes" shall mean including or includes without limitation;
(N)the phrases "to the extent" and "to the extent that" are used to indicate an element of degree and are not synonymous with the word "if";
(O)references to "greater" shall be construed so that, for example, 10 represents a greater amount than 5, and -5 represents a greater amount than -10;
(P)references to "less" shall be construed so that, for example, 5 represents a lesser amount than 10, and -10 represents a lesser amount than -5;

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(Q)all headings and titles are inserted for convenience only and are to be ignored in the interpretation of this Agreement;
(R)the Schedules and Attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules and Attachments;
(S)whenever a French translation of certain words or expressions is contained in this Agreement, such translation shall be conclusive in determining the French legal concept(s) to which the Parties intended to refer;
(T)references to any French legal term or concept shall, in respect of any jurisdiction other than France, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;
(U)when using the expressions “best efforts” or “reasonable efforts” (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the French legal concept of “obligation de moyens”;
(V)when using the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the French legal concept of “porte-fort”;
(W)whenever referring to any set-off right which any Person may be entitled to under French Law (compensation légale), the Parties intend to refer to a set-off between two debts which are “certaines, liquides et exigibles”;
(X)any phrase introduced by the terms including, include, in particular, notably or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(Y)unless otherwise expressly provided for in this Agreement, any agreement, instrument or statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein;
(Z)unless otherwise expressly indicated in this Agreement, the obligations of each Party hereunder are entered into individually by that Party on its behalf and are made severally, in respect of itself only and neither jointly nor jointly and severally (individuellement et sans solidarité ou responsabilité conjointe entre eux) with any other Party and are separate from any obligation entered into by any other Party; and
(AA)reference to days shall be to calendar days unless Business Days are specified (provided that articles 640 to 642 of the French Code of Civil Procedure shall be

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applied to calculate any period of time under the Agreement, provided that the references in article 642 to “un jour férié ou chômé” and “premier jour ouvrable” shall be interpreted by reference to the definition of “Business Day” appearing herein).
2.Sale and Purchase
2.1Subject to satisfaction of the Antitrust Condition in accordance with clause 4, the Seller obliges itself to sell, and the Purchaser obliges itself to purchase (warunkowa umowa zobowiązująca) at Completion, all the Shares free from all Encumbrances and together with all rights and benefits attached or accruing to them at Completion, all the Shares free from all Encumbrances and together with all rights and benefits attached or accruing to them at Completion.
2.2Neither the Seller nor the Purchaser shall be obliged to complete the sale and purchase of any of the Shares unless all of the Shares are sold and purchased simultaneously.
2.3Without prejudice to clause 8, in this following order, at Completion, (i) the Seller and the Purchaser, shall sign the Transfer Agreement; (ii) the Purchaser shall credit the Seller’s Bank Account with the Estimated Consideration; (iii) the Seller shall confirm receipt of the Estimated Consideration to the Purchaser, and (iv) title to the Shares shall then pass from the Seller to the Purchaser.
3.Consideration
    Final Consideration
3.1The purchase price payable by the Purchaser to the Seller as consideration for the Shares (the “Final Consideration”) shall be:
(A)the Agreed Enterprise Value;
(B)plus the Actual Net Debt; and
(C)either:
(1)minus an amount equal to the difference between the Actual Working Capital and the Target Working Capital (if the Actual Working Capital is less than the Target Working Capital); or
(2)plus an amount equal to the difference between the Actual Working Capital and the Target Working Capital (if the Actual Working Capital is greater than the Target Working Capital).
    Estimated Consideration
3.2At Completion, the Purchaser shall pay to the Seller an amount equal to the Estimated Consideration, such payment to be made in cash in accordance with clause 27 (Payments).

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3.3Not less than five (5) Business Days prior to the expected date of Completion, the Seller shall provide the Purchaser a statement (the “Closing Certificate”) setting forth, along with reasonable details and supporting documentation, its calculation of the Estimated Net Debt, the Estimated Working Capital Adjustment and each of the Estimated Inter-Company Loan Payables, the Estimated Inter-Company Loan Receivables and the Estimated Inter-Company Trading Balances in each case (a) all estimates being made in good faith and (b) estimated on a basis consistent with the provisions set out in Schedule 4 (Post-Completion Financial Adjustments). It is agreed that the level of details, and the content of the supporting documentation provided with the Closing Certificate shall in no event entitle the Purchaser to (i) discuss such details and supporting documentation with the Seller prior the Completion Date, nor (ii) retain the payment of the good faith Estimated Consideration. Any disagreement in this respect shall only be addressed in accordance with the provisions of Schedule 4 (Post-Completion financial adjustments) in the context of the determination of the Final Consideration.
    Determination of the Final Consideration
3.4Following Completion, the provisions of Schedule 4 (Post-Completion financial adjustments) shall apply in respect of the preparation and finalisation of the Completion Statement and the consequent determination of the Final Consideration in accordance with sub-clause 3.5 below.
3.5Following finalisation of the Completion Statement:
(A)if the Actual Working Capital, as shown by the Completion Statement, is:
(1)less than the Estimated Working Capital, then the Seller shall pay to the Purchaser in accordance with sub-clause 3.6 an amount equal to the amount by which the Actual Working Capital is less than the Estimated Working Capital; or
(2)greater than the Estimated Working Capital, then the Purchaser shall pay to the Seller in accordance with sub-clause 3.6 an amount equal to the amount by which the Actual Working Capital exceeds the Estimated Working Capital; or
(3)equal to the Estimated Working Capital, no payment shall be due from the Seller or Purchaser pursuant to this sub-clause 3.5(A); and
(B)if the Actual Net Debt, as shown by the Completion Statement, is:
(1)less than the Estimated Net Debt, then the Seller shall pay to the Purchaser in accordance with sub-clause 3.6 an amount equal to the amount by which the Estimated Consideration is increased;
(2)greater than the Estimated Net Debt, then the Purchaser shall pay to the Seller in accordance with sub-clause 3.6 to the an amount equal to the amount by which the Estimated Consideration is reduced; and
(3)equal to the Estimated Net Debt, no payment shall be due from the Seller or Purchaser pursuant to this sub-clause 3.5(B).

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3.6Any payments which the Purchaser and the Seller are respectively obliged to pay to the other under sub-clause 3.5 shall be aggregated or set off against each other, as the case may be. The resulting sum shall be paid within 5 Business Days after the date on which the Completion Statement has been finally agreed or determined in accordance with Schedule 4 (Post-Completion Financial Adjustments). Any such payment shall be made in accordance with clause 27 (Payments).
4.Completion Conditions
4.1The sale and purchase of the Shares is conditional on the satisfaction of the following conditions precedent (together the “Completion Conditions”):
(A)the Antitrust Condition;
(B)as the case may be, the obtaining of the clearance from the competent Polish authority (the “Foreign Investment Clearance”) in the event that prior to the Completion Date, the Target Company is included on the strategic companies list pursuant to art. 4 of the Polish Act on Control of Certain Investments (consolidated text: Journal of Laws of 2020, item 117) (the “Foreign Investment Condition”); and
(C)no Governmental Authority of competent jurisdiction having enacted, issued, promulgated, enforced, amend or entered any statute, rule, regulation, judgment, decree, injunction, determination or other order that, in each case, restrains, enjoins, or otherwise prohibits consummation of the Transaction or makes illegal the consummation of such Transaction (the “No Injunction Condition”); provided that if Foreign Investment Clearance is required pursuant to above sub-clause 4.1(B), such requirement shall not of itself breach the No Injunction Condition
4.2The Purchaser represents that (i) it has, along with its advisers, conducted its investigations and analysis regarding the Antitrust Clearance with respect to the Transaction and (ii) it does not anticipate any refusal of the Antitrust Clearance.
4.3The Purchaser shall use its reasonable best efforts to obtain all consents, approvals or actions of the Antitrust Authority which are required to satisfy the Antitrust Condition as soon as possible, and in any event prior to the Long Stop Date (or, if applicable, the Postponed Long Stop Date) and shall take all steps necessary for that purpose, including making all appropriate and necessary contacts, submissions, pre-notifications, notifications and filings without undue delay, to the Antitrust Authority, in consultation with the Seller, by no later than the date falling fifteen (15) Business Days after the date of signing of this Agreement (or such later time period if the Seller defaults in its obligations set forth in sub-clause 4.6, but in no event later than 5 Business Days from receipt of the complete and accurate relevant information or documentary materials). The Purchaser shall supply promptly any additional information and documentary material that may be requested by the Antitrust Authority.
4.4The Purchaser shall use its reasonable best efforts to satisfy the Antitrust Condition before the Long Stop Date (or, if applicable, the Postponed Long Stop Date). In

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furtherance to the foregoing, the Purchaser undertakes and agrees to submit draft filing (pre-filing) to the European Commission under the EUMR and, as may be applicable, to any other relevant Governmental Authority no later than 15 Business Days from the execution of this Agreement (or such later time period if the Seller defaults in its obligations set forth in sub-clause 4.6, but in no event later than 5 Business Days from receipt of the complete and accurate relevant information or documentary materials);
4.5The Purchaser shall, and shall cause its Affiliates to take any reasonable undertakings related to any assets or businesses of the Target Company or the Purchaser’s Group (the “Commitments”) required by the relevant Antitrust Authority to approve the Transaction as soon as possible and shall fully comply with such Commitments.
4.6The Seller shall use its best efforts to promptly provide to the Purchaser all information and documentary materials relating to the Target Company and assistance requested by the Purchaser for the purposes of the preparation and filing of any submissions to be made the relevant Antitrust Authority in connection with the Transaction Documents or the fulfilment of the Antitrust Condition. Commercially sensitive information shall be limited to Purchaser’s external counsel and advisors.
4.7The Purchaser shall:
(A)promptly inform the Seller of any communication or request for additional information from the relevant Antitrust Authority;
(B)notify the Seller sufficiently in advance of any substantive document or communication which it proposes to make or submit to the relevant Antitrust Authority, subject to appropriate safeguards in relation to the Purchaser’s and its Affiliates’ business secrets, and:
(i)provide the Seller with copies of such substantive documents or communication in draft form, including any supporting documentation or information reasonably requested by the Seller; and
(ii)provide the Seller with a reasonable opportunity (being at least two Business Days prior to submission, or longer if reasonably necessary) to provide comments and requests on such drafts prior to their submission and, acting in good faith, take such reasonable comments and requests into account ;
For the avoidance of doubt, the Seller’s external counsel shall obtain full versions of such documents or communications and the Purchaser’s dealings with the relevant Antitrust Authority and, as may be applicable, any other relevant Governmental Authority, subject to appropriate safeguards in relation to the Purchaser’s business secrets and excluding any confidential information relating to the Purchaser’s Group not related to the Polish Market and any information relating to the Purchaser’s Guarantor controlling shareholder and the entities controlled by such shareholder unless it is material and relevant for the antitrust analysis.

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(C)give the Seller prompt notice of and reasonable opportunity for the Seller (or their Representatives) to attend substantive meetings and telephone calls with the relevant Antitrust Authority (except where such Antitrust Authority requests that the Seller should not attend all or part of the meeting or the telephone call); and
(D)keep the Seller promptly and fully informed as to the progress of any substantive communications, notifications or filings which are made with a view to obtaining the relevant consent, approval or action from the relevant Antitrust, as well as to the expected timing of obtaining the Antitrust Clearance.
4.8If applicable, the Purchaser shall use its reasonable efforts to obtain all consents, approvals or actions of any Governmental Authority which are required to satisfy the Foreign Investment Condition as soon as possible, and in any event prior to the Long Stop Date (or, if applicable, the Postponed Long Stop Date). The provisions of sub-clauses 4.6 and 4.7 shall apply mutatis mutandis to the Foreign Investment Clearance and the Foreign Investment Condition.
4.9All costs and expenses associated with the satisfying of the Antitrust Condition and, as may be applicable, the Foreign Investment Condition shall be borne solely by the Purchaser (for the avoidance of doubt with the exception of Seller’s counsel(s) fees).
4.10The Parties shall not, and shall procure that each member of that Party’s Group shall not, without the prior written consent of the other party (not to be unreasonably withheld or delayed), make any filings, notifications or submissions to, or have or make any material communication with or to, any Governmental Authority (apart from the Antitrust Authority and, as may be applicable, the relevant Governmental Authorities in relation to the Foreign Investment Condition) in respect of the transactions contemplated by the Transaction Documents or the fulfilment of the Antitrust Condition and/or, as may be applicable, the Foreign Investment Condition.
4.11The Purchaser undertakes that, between the date of this Agreement and the date of fulfilment of the Antitrust Condition and, as may be applicable, the Foreign Investment Condition, it will not, and shall procure that its Affiliates will not, either alone or acting in concert with others take any action that could be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of the Antitrust Authorities or, as may be applicable, the relevant Governmental Authorities, necessary to consummate the Transaction or the expiration or termination of any applicable waiting period; (ii) increase the risk of the Antitrust Authorities or, as may be applicable, the relevant Governmental Authorities, entering an order prohibiting the consummation of the Transaction; or (iii) delay or prevent the consummation of the Transaction.
4.12If the Completion Conditions are not fulfilled on or before 5.00 p.m. CET on the Long Stop Date then the Seller or the Purchaser may postpone the Long Stop Date by a period not to exceed six (6) months, by notice to the other in writing (the Long Stop Date, as so postponed, being the “Postponed Long Stop Date”) provided that in the reasonable opinion of the party giving notice under this sub-clause 4.11, the Completion Conditions will be fulfilled in accordance with the terms of this Agreement prior to the Postponed Long Stop Date.  If the only Completion Condition not to be fulfilled on or

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before 5.00 p.m. on the Postponed Long Stop Date is the condition set forth in sub-clause 4.1(B), and provided that the Target Company has been included on the strategic companies list pursuant to art. 4 of the Polish Act on Control of Certain Investments only after and not before the first anniversary of the date hereof, then the Seller or the Purchaser may postpone the Postponed Long Stop Date by a period not to exceed three (3) months, by notice to the other in writing (the Postponed Long Stop Date, as so postponed, being the “Postponed Long Stop Date”).
4.13If, in the circumstances set out in sub-clause 4.12, either:
(A)the Long Stop Date is not postponed; or
(B)the Completion Conditions remain to be fulfilled by 5.00 p.m. CET on the Postponed Long Stop Date, subject to sub-clauses 4.14 and 4.15, this Agreement shall be capable of termination by the Seller or the Purchaser immediately on written notice to the other Parties, provided that :
–the Purchaser shall not be entitled to terminate this Agreement pursuant to sub-clause 4.12 if Purchaser has breached any of its obligations under:
(i)sub-clauses 4.2, 4.4, 4.5 and/or 4.11; or
(ii)sub-clauses 4.4, 4.7, and/or 4.10, where such breach or breaches resulted in the Antitrust Condition and/or, as may be applicable, the Foreign Investment Condition not being fulfilled by the Long Stop Date or Postponed Long Stop Date (as applicable); and
–the Seller shall not be entitled to terminate this Agreement pursuant to sub-clause 4.12 if Seller has breached any of its obligations under sub-clauses 4.6, and/or 4.10, where such breach or breaches directly resulted in the Antitrust Condition and/or, as may be applicable, the Foreign Investment Condition not being fulfilled by the Long Stop Date or Postponed Long Stop Date (as applicable).
4.14If:
(A)the European Commission has issued a decision under the EUMR declaring the transactions set out in the Transaction Documents incompatible with the internal market; and/or
(B)any aspect of the transactions set out in the Transaction Documents is referred to a competent authority of a European Union State or more than one such competent authorities under Article 4(4) or Article 9 of the EUMR and if any such competent authority has issued a decision that the transactions contemplated by this Agreement may not proceed; or
(C)the relevant Governmental Authority in respect of the Foreign Investment Condition has issued a decision that the transactions contemplated by this Agreement may not proceed;

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in each case, this Agreement shall be capable of termination by the Seller or the Purchaser immediately on written notice to the other Parties.
4.15If this Agreement terminates in accordance with sub-clauses 4.13 or 4.14, and without limiting any party’s rights to claim damages in respect of the period prior to termination, all obligations of the Parties under this Agreement shall end (except for the provisions of this sub-clause 4.15 and clauses 1 (Interpretation) and 23 (Notices) to 39 (Language) inclusive), but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.
4.16In accordance with the provisions of article 1304-6 of the French Code Civil, the Parties agree that the fulfilment of the Conditions shall have no retroactive effect.
5.Conduct of business before Completion
5.1The Seller shall procure that, between the date of this Agreement and Completion, the Target Company shall carry out its business in the ordinary and usual course as carried on at the date of this Agreement (subject to sub-clause 5.2) and so as to maintain that business as a going concern. Without prejudice to the generality of the preceding sentence, subject to sub-clause 5.2, the Seller shall procure, to the extent (i) it is able under Applicable Law and (ii) reasonably possible under its powers as shareholder of the Target Company, that:
(A)the Target Company operates its business in the ordinary course of business in accordance with past practice; and
(B)the Target Company shall not take any of the following actions:
(i)amend its articles of association;
(ii)make any material change in its accounting practices or methods, except where required by the statutory auditors or Applicable Laws;
(iii)authorise, declare or pay (whether in cash or otherwise) any dividend or other distribution of profits or reserves to the Seller;
(iv)issue, allot, redeem or transfer any shares or any option or other right to purchase or subscribe to any such shares or increase, repay or decrease its share capital;
(v)sell any shares;
(vi)acquire any shares or assets or parts of any business with a value in excess of PLN 5,000,000 in aggregate or transfer any shares or assets or parts of any business with a value in excess of PLN 5,000,000, by way of merger, split-up, contribution, purchase or sale, subscription, except where it concerns goods and products procured or sold in the ordinary course of business;

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(vii)(A) settle any litigation which would result in a payment or costs incurred by the Target Company or any Group Company in excess of PLN 5,000,000 per settlement or (B) enter into any settlement (including informal settlement) with or accept any legally binding commitment from or give any legally binding undertaking to the UOKiK, the UKE or the Polish Data Protection Authority (Prezes Urzędu Ochrony Danych Osobowych - PUODO), insofar as such settlements, commitments or undertakings would bind the operations of the Target Company post-Completion or would have a reputational impact on the Target Company with respect to its customers;
(viii)enter into, materially amend or terminate any Material Contract;
(ix)enter into any transaction between (a) the Target Company and (b) any member of the Seller Group other than on arm’s length terms;
(x)incur any indebtedness or enter into any new Financing Facility whereby it can incur indebtedness, in each case, as a primary issuer or borrower and in excess of PLN 5,000,000;
(xi)give any guarantee, indemnity or other agreement to secure, or incur financial obligations with respect to, an obligation of any person other than the Target Company which is outside the ordinary course of business;
(xii)(A) grant to any Key Employee of the Target Company any material increase in compensation or benefits, including severance or termination pay, or any equity or equity-based awards nor accelerate the vesting or time of payment of, or secure any funding for, any compensation or benefits and (B) increase the compensation or benefits of employees of the Target Company resulting in the “Payroll Expenses” of the Target Company exceeding the forecast amount of PLN165.7 million (as set out in document 3.1.9 of the Data Room) for each of the calendar years ending on 31 December 2021 and 31 December 2022;
(xiii)(A) not enter into or materially amend any Collective Bargaining Agreement covering any employee of the Target Company, except as required by such Collective Bargaining Agreement and (B) not hire or terminate any Key Employee (including in case of vacancy);
(xiv)wind-up or dissolve the Target Company; and
(xv)enter into any legally binding agreement, or give any commitment, to do any of the above.
5.2The obligations in sub-clause 5.1 shall not apply to any act or omission which is:
(A)approved by the Purchaser, such approval not to be unreasonably withheld, delayed or conditioned, provided that where the Seller requests in writing the

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approval of the Purchaser pursuant to this paragraph (A), such approval will be deemed to have been given unless: (i) the Purchaser notifies the Seller in writing within five (5) Business Days of the relevant request that the Purchaser does not approve the relevant act or omission; and (ii) such notice includes reasonable reasons for not approving the relevant act or omission. For the purpose of requesting the Purchaser’s approval under this sub-clause 5.2, the Seller shall contact [     ] (email: [     ]@iliad.fr) and [     ] ([     ]@iliad.fr) (or such other person as the Purchaser shall designate by notifying the Seller’ representative in writing) who shall have full power and authorization to answer the Seller’ requests for approval;
(B)required, contemplated or permitted by the terms of any Transaction Document including the acts and matters contemplated in Schedule 3 (Separation principles);
(C)necessary, in the reasonable opinion of the Seller, in order to comply with any requirement of Applicable Law or any legally binding commitment Fairly Disclosed to the Purchaser;
(D)any matter reasonably undertaken by the Target Company in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Target Company;
(E)any matter reasonably undertaken in order to protect any person against, or to comply with any Applicable Laws, regulations or the advice, recommendations, directions or orders of any Governmental Authority with competent jurisdiction in relation to COVID-19 Circumstances and/or COVID-19 Restrictions;
(F)the payment of a retention bonus in cash to any employee which the Seller determines, in its discretion acting reasonably, is necessary for retaining the relevant employee in the Target Company; or
(G)the entry into, the incurrence of any new indebtedness or bank guarantees under, the creation, granting and/or re-granting of guarantees, indemnities, Encumbrances and/or other credit support in respect of, the making of loans in connection with, the refinancing, debt buyback, redemption, repurchase, termination, cancellation, prepayment, novation, assignment, amendment, modification and/or waiver of, any Financing Facilities, Derivatives, vendor financing arrangements, factoring arrangements, securitization arrangements, cash management activities (including upstreaming and down streaming cash into or out of the Target Company and to and from the Seller’s Retained Group), capital leases and any other financing arrangements, and the payment of all related fees, costs and expenses in connection with the same, provided that any such arrangement between the Target Company and any person outside of the Target Company is discharged and released at or prior to Completion.
5.3For the purposes of sub-clause 5.1, where the ordinary and usual course of business as carried on by the Target Company is, as a result of the impact of COVID-19

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Circumstances and the restrictions imposed by Governmental Authorities in response to COVID-19 (the “COVID-19 Restrictions”).
5.4    Communications between the parties relating to sub-clause 5.1(B)(vii) shall be strictly limited to a clean team composed solely of employees of the Purchaser’s Guarantor and not employee of the Purchaser.
6.Pre-Completion steps and pre Completion Covenants
6.1Separation Principles
The Parties shall comply with, and be bound by, the terms of Schedule 3 (Separation principles).
6.2TSA / Reverse TSAs Principles
The Parties shall comply with, and be bound by, the terms of Schedule 8 (TSA / Reverse TSAs principles).
6.3Integration of the Target Company
Subject to compliance with Applicable Laws, the Seller shall, and shall procure that its Affiliates shall, use all reasonable efforts to cooperate with the Purchaser in relation to the integration planning activities of the Target Company into the Purchaser’s Group at Completion.
6.4Purchaser’s financing covenant
Within 5 Business Days of the end of each calendar quarter after the date of this Agreement, the Purchaser’s Guarantor shall confirm in writing (for which email is sufficient) to the Seller that the warranty set out in paragraph 8 of Schedule 2 is true and accurate as at the end of such calendar quarter. In addition, the Purchaser’s Guarantor shall confirm the source and allocation of funds in support of such statement including (as applicable):
(A)the amount of the committed and fully available and undrawn credit facilities, in aggregate, of the Purchaser’s Guarantor and/or the Purchaser allocated to the acquisition of the Shares;
(B)the amount of any new credit facility committed for the acquisition of the Shares, in aggregate, available to the Purchaser’s Guarantor and/or the Purchaser; and
(C)the amount of the unrestricted available cash of the Purchaser’s Group Guarantor and/or the Purchaser allocated to the acquisition of the Shares.
7.Intra-group agreements, inter-company debts and external debt
7.1Subject to the terms of the TSA, the Reverse TSAs, the Data Processing Agreement and the Reverse Data Processing Agreement and save as set out in sub-clauses 7.2

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and 7.3, the Seller shall procure that (other than the Continuing Intra-Group Agreements) any and all intra-group agreements between the Target Company and the Seller’s Retained Group are terminated at or before Completion.
7.2In relation to Inter-Company Trading Balances (other than any amounts in respect of the Continuing Intra-Group Agreements) at Completion:
(A)the Purchaser shall procure that any Inter-Company Trading Balance which is owed by the Target Company is paid in the applicable currency to the relevant member of the relevant Seller’s Retained Group within 45 calendar days after Completion;
(B)the Seller shall procure that any Inter-Company Trading Balance which is owed by any member of the Seller’s Retained Group is paid in the applicable currency to the Target Company within 45 calendar days after Completion;
(C)any payment made under sub-clauses 7.2(A) to (B) inclusive shall be made net of any deduction or withholding for or on account of Tax which is required by Applicable Law.
7.3In relation to Inter-Company Loan Payables and Inter-Company Loan Receivables at Completion:
(A)the Purchaser shall procure that the Target Company pays to the Seller (for itself or, as the case may be, as agent for the members of the Seller’s Retained Group to which the Estimated Inter-Company Loan Payables were specified pursuant to sub-clause 3.3 as being owed) an amount in the applicable currency equal to each of the Estimated Inter-Company Loan Payables (if any) of the Target Company and the relevant Inter-Company Loan Payables shall be treated as discharged to the extent of that payment;
(B)the Seller shall (for itself or, as the case may be, as agent for each relevant member of the Seller’s Retained Group) pay to the Purchaser (as agent for the Target Company to which the Estimated Inter-Company Loan Receivables were specified pursuant to sub-clause 3.3 as being owed) an amount in the applicable currency equal to each of the Estimated Inter-Company Loan Receivables (if any) of the Target Company, and the relevant Inter-Company Loan Receivables shall be treated as discharged to the extent of that payment;
(C)within 5 Business Days after the date on which the Completion Statement has been finally agreed and/or determined in accordance with Schedule 4 (Post-Completion financial adjustments), to the extent necessary and only to the extent not already paid, the following payments shall be made in respect of any Inter-Company Loan Payables or Inter-Company Loan Receivables at Completion (and taking into account any payments made, as the case may be, between Completion and the date on which the Completion Statement has been finally agreed and/ or determined in accordance with Schedule 4 (Post-Completion financial adjustments):

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(1)if any Inter-Company Loan Payable (as included in the final Completion Statement) is greater than the Estimated Inter-Company Loan Payable, or any Inter-Company Loan Receivable (as included in the final Completion Statement) is less than the Estimated Inter-Company Loan Receivable (as included in the Closing Certificate and paid at Completion), the Purchaser shall procure that the Target Company pays to the Seller (for itself or, as the case may be, as agent for the relevant member of its Seller’s Retained Group) an amount in the applicable currency equal to the difference; and
(2)If any Inter-Company Loan Payable (as included in the final Completion Statement) is less than the applicable Estimated Inter-Company Loan Payable (as included in the Closing Certificate and paid at Completion) or any Inter-Company Loan Receivable (as included in the final Completion Statement) is greater than the Estimated Inter-Company Loan Receivable (as included in the Closing Certificate and paid at Completion), the Seller shall (for itself or, as the case may be, as agent for the relevant member of its Seller’s Retained Group) pay to the Purchaser (as agent for the Target Company) an amount in the applicable currency equal to the difference, any amount payable under this sub-clause 7.3(C) shall be paid with interest, in the applicable currency, on such amount for the period from (but excluding) the date of Completion up to (but not including) the date of actual payment calculated on a daily basis. The rate of interest shall be the rate (if any) applicable to the relevant Inter-Company Loan Payable or Inter-Company Loan Receivable under the terms on which it was outstanding at Completion. For the avoidance of doubt, all payments due under this sub-clause 7.3 shall be made net of any deduction or withholding for or on account of Tax which is required by Applicable Law.
7.4The Seller shall procure that at or before Completion:
(A)the Target Company is released and discharged fully, irrevocably and unconditionally from any of its obligations under the Seller’s Group Financing Agreements;
(B)the Target Company irrevocably and unconditionally resigns as a party to the Seller’s Group Vendor Financing Agreements and any account payable obligations of the Target Company are repaid, transferred or novated to a member of the Seller’s Retained Group; and
(C)any Encumbrance granted or created over the shares, rights, titles and assets of the Target Company are terminated and that the beneficiaries of such Encumbrance have released and discharged fully, irrevocably and unconditionally the Target Company and the Seller with respect to the pledge over the Shares from any of their respective obligations under such Encumbrance. The Seller shall provide the Purchaser with (i) copies of relevant release letters or other release documents promptly after their receipt, and (ii)

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original or certified copies of such relevant release letters or other release documents promptly after their receipt.
8.Completion
8.1Completion shall take place on the first Business Day of the month following the month in which fulfilment of the Completion Conditions takes place, except that where less than 5 Business Days remain between such fulfilment or waiver and the first Business Day of the month following the month in which fulfilment of the Completion Conditions takes place, Completion shall take place:
(A)on the first Business Day of the following month; or
(B)at such time or date as may be agreed between the Seller and the Purchaser.
8.2At Completion, the Seller shall:
(A)execute the Transfer Agreement with signatures certified by the notary public;
(B)deliver or make available to the Purchaser the following:
(i)counterparts of each other Transaction Document that is to be executed at Completion by the Seller, duly executed by the Seller;
(ii)after the payment referred to in clause 3.2 has been credited to the Seller’s Bank Account, the share ledger (księga udziałów) of the Target Company reflecting the transfer of the ownership of the Shares to the Purchaser;
(iii)a copy of the minutes of a duly held Management Board meeting of the Seller authorising the sale of the Shares and the execution of each and every Transaction Document to which it is a party;
(iv)an executed copy of each other Transaction Document that is to be executed at Completion by the Seller, any member of the Seller’s Retained Group or the Target Company, duly executed by such person;
(v)the executed release letters confirming that the Target Company is fully, irrevocably and unconditionally released and discharged from all its obligations under the Seller’s Group Financing Agreements and that any Encumbrance granted or created over its shares, rights, titles and assets are terminated and released fully, irrevocably and unconditionally; and
(vi)the letters of resignation of the Target Company confirming irrevocable and unconditional resignation as a party to the Seller’s Group Vendor Financing Agreements.

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(C)procure that any power of attorney granted by the Target Company to any member of the Seller’s Retained Group or any of the Seller’s Retained Group officers or employees is revoked with effect from Completion.
8.3At Completion, the Purchaser shall:
(A)execute the Transfer Agreement with signatures certified by the notary public;
(B)make the payment referred to in clause 3.2;
(C)deliver to the Seller executed copies of each other Transaction Document that is to be executed at Completion by the Purchaser, duly executed by the Purchaser;
(D)notify the Target Company jointly with the Seller of the acquisition of the Shares from Seller in accordance with relevant provisions of the Polish Commercial Companies Code and request to enter the Purchaser into the share ledger (księga udziałów) of the Company as the owner of the Shares;
(E)deliver certified copy of the minutes of a duly held meeting of the Management Board of the Purchaser authorising the execution of each and every Transaction Document to which it is a party;
(F)carry out all of the other steps required of it at Completion pursuant to the Transaction Documents.
8.4At Completion, each of the relevant member of the Purchaser Group shall deliver to the Seller executed copies of each other Transaction Document that is to be executed at Completion by such member of the Purchaser Group.
8.5At Completion:
(A)the Seller and the Purchaser shall submit to the Target Company the notification regarding the Seller’s disposal and the Purchaser's acquisition of the Shares; and (ii) the termination of a dominant position of the Seller and establishment of a dominant position of the Purchaser, as required in accordance with Article 6 and 187 of the Polish Commercial Companies Code (the “Notification to the Target Company”) in a form attached as Schedule 6 hereto;
(B)the management board of the Target Company shall register the Purchaser in the book of shares of the Target Company as sole shareholder of the Target Company;
(C)all documents and items delivered at Completion pursuant to sub-clauses 8.2 and 8.3 shall be held by the recipient to the order of the person delivering the same until such time as Completion shall be deemed to have taken place; and
(D)simultaneously with the delivery of all documents and all items required to be delivered at Completion (or waiver of the delivery of it by the person entitled to

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receive the relevant document or item), the documents and items delivered in accordance with sub-clauses 8.2 and 8.3 shall cease to be held to the order of the person delivering them and Completion shall be deemed to have taken place, after crediting payment as stated in Clause 8.2(B)(ii).
8.6All the matters at Completion will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transaction and deliveries of documents required by this Agreement are fully completed; it being specified however that the Completion deliveries specified in sub-clause 8.2 are for the benefit of the Purchaser only, and that the actions specified in sub-clause 8.3 are for the benefit of the Seller only, and may therefore be waived in whole or in part by their respective beneficiary in accordance with the foregoing provisions, without prejudice to clause 8.7.
8.7If, on the date on which Completion is due to take place under clause 8, any of the Seller or the Purchaser has not complied with any Material Obligation, then (i) in the event of non-compliance by the Seller, the Purchaser may elect to, and (ii) in the event of non-compliance by the Purchaser, the Seller may elect to:
(A)defer Completion to the last Business Day of the following month or such other date as is agreed in writing between the Seller and the Purchaser (so that the provisions of this clause 8 shall apply to Completion as so deferred); or
(B)require Completion to take place as far as practicable (without limiting its rights under this Agreement and having regard to the defaults which have occurred); or
(C)terminate this Agreement (other than this sub-clause (C) and clauses 1 (Interpretation) and 23 (Notices) to 39 (Language) inclusive) by notice in writing to the other Parties.
8.8If the Seller (on the one hand) or the Purchaser (on the other) complies with all of its Material Obligations, but fails to comply with any obligation that is not a Material Obligation, then the other party shall be required to proceed to Completion and, to the extent that any such obligation is not complied with at Completion, the defaulting party shall (without affecting any other rights and remedies available to the other party) ensure that such obligation is fulfilled as soon as practicable following Completion.
8.9If, in accordance with clause 8.7(A), Completion is deferred and at such deferred Completion a party fails to comply with its Material Obligations, the non-defaulting party shall have the right to terminate this Agreement.
8.10If this Agreement is terminated in accordance with sub-clause 8.7(C) or 8.9 (and without limiting any party's right to claim damages in respect of the period prior to termination), all obligations of the Seller and the Purchaser under this Agreement shall end (except for the provisions of this clause 8.10 and clauses 1 (Interpretation) and 23 (Notices) to 39 (Language) inclusive) but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

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8.11The Purchaser will vote, and if the Purchaser ceases to be a shareholder of the Target Company, the Purchaser will procure that its Affiliates will vote, at the next relevant annual meetings of the shareholders of the Target Company, in favour of the resolutions on granting a discharge (including absolutorium within the meaning of Polish Commercial Companies Code but other than in case of wilful misconduct, fraud and criminal offense when performing their duties) to all the management board members of the Target Company who performed their duties between 2021 (inclusive) and the Completion Date.
9.Seller’s warranties
9.1Subject to sub-clauses 11.1,11.2, 11.3 and the Disclosure Letter, the Seller warrants to the Purchaser that each of the Warranties set out in Schedule 1 (Seller’s Warranties) (the “Seller’s Warranties” and each a “Seller Warranty”) given by the Seller is true and accurate as at the date of this Agreement.
1.2All Seller’s Warranties will be deemed to be repeated immediately before Completion Date by reference to the facts and circumstances existing at such time (the “Repeated Warranties”). For this purpose only, where in a Repeated Warranty there is an express or implied reference to the “date of this Agreement” or an equivalent term, that reference is to be construed as a reference to the “date of Completion”.
9.3The Repeated Warranties as repeated pursuant to sub-clause 9.2 will be qualified by those matters or facts made available by the Seller to the Purchaser in the Completion Disclosure Letter (the “Completion Disclosures”), provided that in each case such matter or fact has arisen or occurred since the date of this Agreement. The Fundamental Warranties will not be qualified by the Completion Disclosures. By exception to sub-clause 11.6, if the amount of liability of the Seller in respect of any Claim regarding a matter disclosed in the Completion Disclosures (or series of related Claims with respect to related facts or circumstances) exceeds PLN 9,200,000, then the Purchaser shall be entitled, subject to the provisions of clause 11, to make a Claim. For the avoidance of doubt, if the amount of liability of the Seller in respect of any Claim (or series of related Claims with respect to related facts or circumstances) regarding a matter disclosed in the Completion Disclosures is inferior to PLN 9,200,000, the Purchaser shall have no right to make a Claim.
9.4Under the terms and subject to the conditions and limitations set forth in clause 11, the Seller shall indemnify the Purchaser in respect of losses suffered by the Purchaser or the Target Company as a result of any breach by the Seller of its obligations under this Agreement and any inaccuracy of the Seller’s warranties.
9.5Subject to sub-clauses 11.1, 11.2 and 11.3, each party acknowledges and agrees that any Claim in respect of breach of any Seller Warranty given by the Seller to the Purchaser may only be brought (i) after Completion and (ii) by the Purchaser.
9.6Each of the Warranties shall be construed as being separate and independent and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty.

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9.7Except in the case of fraudulent actions by the Seller, the Purchaser acknowledges that it does not rely on and has not been induced to enter into this Agreement and/or the Ancillary Documents on the basis of any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever, other than as contained within the Transaction Documents, and acknowledges that none of the Seller, the Seller’s Guarantor, any member of the Seller’s Retained Group or the Target Company or any of their agents, officers or employees have given any such warranties, representations, covenants, undertakings, indemnities or other statements.
9.8In each Seller Warranty, where any statement is qualified by the expression "so far as the Seller is aware" or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge, at the time the Seller Warranties are given, of [     ], [     ], [     ], [     ], [     ], [     ] and [     ] having made reasonable enquiry of [     ], [     ], [     ], [     ] and [     ].
10.Purchaser's warranties
The Purchaser warrants to the Seller that each of the Warranties set out in Schedule 2 (Purchaser’s Warranties) given by the Purchaser are true and accurate as at the date of this Agreement and as at Completion (in each case, except those representations and warranties that are expressly made as at a specified date which shall only be made as at such date).
10.1The aggregate liability of the Purchaser and the Purchaser Guarantor, in respect of any Claims resulting from any inaccuracy of the Purchaser’s Warranties shall not exceed an amount equal to the amount of the Final Consideration due to the Seller, or as the case may be if the Final Consideration has not been determined, the Estimated Consideration.
11.Remedies and Seller's limitations on liability
General principles
11.1The Purchaser shall not be entitled to claim that any fact, matter or circumstance causes any of the Seller Warranties to be breached to the extent it has been Fairly Disclosed in:
(A)the Transaction Documents; or
(B)the Disclosure Letter.
11.2No warranty or representation is given as to the accuracy or completeness of any statements (including any statements of opinion) contained in any of the documents contained in the Data Room without prejudice of to the principle of good faith negotiation set forth in Article 1104 of the French Civil Code.
11.3No liability shall attach to the Seller in respect of any Claim to the extent that the limitations set out in this clause 11 apply.

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11.4Unless provided by public order French Law, nothing in this Agreement shall exclude or limit any liability of:
(A)the Seller to the extent that such liability arises, is increased or is delayed as a result of fraud of the Seller; and/ or
(B)the Purchaser to the extent that such liability arises, is increased or is delayed as a result of fraud of the Purchaser.
11.5The Seller shall have no liability under the Seller Warranties in connection with losses and damages incurred by the Purchaser or the Target Company legally qualifying as a “dommage” under French law in relation to the UOKiK Decisions and the UKE Decisions.
Limitation on quantum
11.6Subject to sub-clause 11.9, the Seller shall not be liable in respect of any individual Claim under the Warranties (or series of related Claims with respect to related facts or circumstances) where the liability agreed or determined in respect of any such Claim does not exceed PLN 2,300,000 but once the amount of any such claim against the Seller has exceeded such sum (subject always to sub-clause 11.7) the Seller shall be liable in respect of the full amount of such claim and not only the amount by which such sum is exceeded.
11.7Subject to sub-clause 11.9, the Seller shall not be liable in respect of any Claim under the Warranties unless and until the aggregate amount of all such Claims (disregarding any Claims excluded by sub-clause 11.6) against the Seller exceeds PLN 69,000,000 (the “Threshold”), but once the amount of all such Claims against the Seller has exceeded such sum (subject always to sub-clause 11.6) the Seller shall be liable in respect of the full amount of such Claims and not only the amount by which such sum is exceeded. By exception, the Threshold shall not apply to the amount of any Claim against the Seller for breach of the warranties set out in paragraph 22.1 of Schedule 2.
11.8Subject to sub-clauses 11.9 and 11.10, the aggregate liability of the Seller in respect of any Claims under the Warranties shall not exceed an amount equal to PLN 1,380,000,000.
11.9The financial limitations contained in sub-clauses 11.6, 11.7 and 11.8 shall not apply in respect of any Claim under the Fundamental Warranties or Claims for breach of this Agreement other than pursuant to clause 9.
11.10The aggregate liability of the Seller and the Seller Guarantor, in respect of any Claims shall not exceed an amount equal to the amount of the Final Consideration actually received by the Seller.
11.11The Seller shall only be liable in respect of any Claim to the extent that such Claim is admitted by the Seller or finally determined by arbitration in accordance with clause 38.
Time limits for bringing Claims

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11.12No Claim in respect of the matters specified below shall be brought against the Seller unless the Purchaser shall have given to the Seller written notice of such Claim specifying in reasonable detail the matter(s) which give rise to such Claim, the legal and factual basis of the Claim, the evidence on which the Purchaser relies as may be available, and the amount claimed in respect thereof promptly and in any event:
(i)in respect of any Claims under the Warranties, subject to sub-clause (ii) below, on or before the date falling 18 months after the Completion Date; or
(ii)in respect of any Claims under any of the Fundamental Warranties, prior to the corresponding statute of limitation.
11.13Where a matter giving rise to a Claim under the Warranties is capable of remedy, the Purchaser shall not be entitled to make any Claim (whether for damages or otherwise) in respect of such matter if the matter is remedied within 30 days after notice of the Claim is given in accordance with sub-clause 11.12.
No liability for contingent or non-quantifiable Claims
11.14If any Claim arises by reason of some liability of the Target Company or a member of the Seller’s Retained Group which, at the time such Claim is notified to the Seller, is contingent only or otherwise not capable of being quantified, then the Seller shall not be under any obligation to make any payment in respect of such Claim until such contingent Claim gives rise to a definitive obligation to make a payment or becomes quantifiable, subject to the time limits set forth in sub-clause 11.12.
Third party Claims and conduct of litigation
11.15Notification of potential Claims
Without prejudice to the obligations of the Purchaser under sub-clause 11.12, if the Purchaser becomes aware of any facts, matter or circumstance that constitutes or is reasonably likely to give rise to a Claim, the Purchaser shall as soon as reasonably practicable and in any event within 30 days after the date on which the Purchaser became aware of such facts, matter or circumstance, give notice in writing to the Seller of such facts, matters or circumstances specifying in reasonable detail as is then available the potential Claim. Failure to give notice within such period shall not affect the rights of the Purchaser to make the relevant Claim, except that the failure shall be taken into account in determining the liability of the Seller for such Claim to the extent that the amount of it is increased, or is not reduced, as a result of such failure.
11.16Commencement of Proceedings
Any Claim notified pursuant to sub-clause 11.12 and in accordance with sub-clause 11.15 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 6 months after the relevant time limit set out in sub-clause 11.15 unless at the relevant time, legal proceedings in respect of the relevant Claim have been commenced by being both properly issued and validly served except where the Claim relates to a contingent liability or a liability not capable of being quantified, in which case it shall be deemed to have been withdrawn unless legal proceedings in

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respect of it have been commenced by being both properly issued and validly served within 6 months of it having become an actual or quantified liability.
11.17Conduct of Third Party Claims
If the matter or circumstance that is reasonably likely to give rise to a Claim is a result of or in connection with a Claim by a third party (a "Third Party Claim") then:
(i)the Purchaser shall promptly upon any member of the Purchaser’s Group becoming aware of a Third Party Claim (and in any event within fifteen (15) Business Days of becoming aware of it) give notice (containing reasonable details of the Third Party Claim) to the Seller of the matter forthwith and shall consult with the Seller with respect to that Third Party Claim and keep the Seller fully and promptly informed of all developments in relation to that Third Party Claim;
(ii)subject to sub-clause (iii) below, the Purchaser shall provide, and shall procure that each member of the Purchaser’s Group shall provide the Seller and the Seller‘s professional advisers with reasonable access to premises and personnel and to all relevant documents, records, correspondence, accounts and other information within the power, possession or control of any member of the Purchaser’s Group for the purposes of investigating the Third Party Claim and/or ascertaining any member of the Purchaser’s Group has a right of recovery against any person other than the Seller and/or enabling the Seller to take such action as is referred to in sub-clause (v) below;
(iii)the Purchaser shall not be required to provide or procure the provision of any document in respect of which legal privilege can properly be claimed by the Purchaser where to do so would cause or would risk causing the loss of privilege in respect of the advice contained in such document or correspondence;
(iv)upon any member of the Purchaser’s Group becoming aware of a Third Party Claim, the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, retain and preserve all relevant documents, records, correspondence, accounts and other information within the power, possession or control of any such persons which are or could reasonably be considered relevant in connection with the Third Party Claim for so long as any such Third Party Claim remains outstanding;
(v)subject to the Seller indemnifying and holding harmless the Purchaser against all reasonable costs and expenses (including legal and professional costs and expenses) that may be suffered or incurred thereby, the Seller (and/ or any member of the Seller’s Retained Group nominated by the Seller) shall be entitled to take (and the Purchaser shall use best efforts to assist the Seller to ensure that the Seller and/ or relevant member of Seller’s Retained Group is able to so take) the sole conduct of such Third Party Claims, actions or demands as the Seller may deem appropriate in the name of the relevant member of the Purchaser’s Group. In connection with such Third Party Claims, actions or demands, the Purchaser shall give or cause to be given to the Seller and/ or any relevant member of Seller’s Retained Group all such assistance as may reasonably be required in avoiding, disputing, resisting, settling,

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compromising, defending or appealing any such Third Party Claim, action or demand, and shall instruct (or procure the instruction of) such solicitors or other professional advisers as the Seller and/ or such other member of the Seller’s Retained Group may nominate to act on behalf of the relevant member of the Purchaser’s Group, as appropriate, and shall instruct (or procure the instruction of) such solicitors or advisors to act in accordance with the instructions of the Seller and/ or the relevant member of the Seller’s Retained Group;
(vi)the Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall, make any admission of liability, agreement, settlement or compromise with any third party in relation to any such Third Party Claim, action or demand or adjudication without the prior written consent of the Seller, such prior written consent to be unreasonably withheld or delayed;
(vii)notwithstanding any other provision of this Agreement:
(i)If the Seller takes over the conduct and/or control of all proceedings, negotiations and/or actions arising in connection with or relating to the Third Party Claim, the Seller shall use its best efforts to keep the Purchaser reasonably informed, as far as practicable, of the progress of the Third Party Claim and provide the Purchaser with details within the Seller’s knowledge as is reasonably requested by the Purchaser (except any legally privileged information which shall be provided on a counsel to counsel basis provided such privilege can be retained);
(ii)the Seller shall be entitled at any stage and at its discretion to settle any such Third Party Claim and shall promptly inform the Purchaser;
(iii)any breach by the Purchaser of the obligations set forth in this sub-clause 11.17 shall not release the Seller of its obligation to indemnify the Purchaser in relation to such Third Party Claim except to the extent that the obligations of the Seller are increased by such breach; and
(iv)the Seller shall have no obligation to make payment to the Purchaser in respect of any Claim until any Third Party Claim related thereto (if any) has been agreed by the Purchaser and the Seller, determined by an nonappealable court decision or is withdrawn by the claimant in question.
Mitigation
11.18The Purchaser shall (and shall procure that each member of the Purchaser’s Group shall) take all reasonable steps to avoid or mitigate any loss or damage suffered by it (or such member of the Purchaser Group) which has resulted in or could reasonably be expected to give rise to a Claim.
Recovery from Insurers and other Third Parties
11.19If, in respect of any matter which would give rise to a Claim, any member of the Purchaser's Group is or may be entitled to claim under any policy of insurance in respect of any matter or event that is likely to give rise to a Claim (or would have been so entitled had it maintained in force insurance cover current at the Target Company

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and/ or Purchaser Group (as the case may be) at Completion), then no such matter shall be the subject of a Claim unless and until the appropriate member of the Purchaser's Group shall have made a Claim against its insurers and used reasonable endeavours to pursue such Claim. The liability of the Seller in respect of the relevant Claim shall be (i) reduced by the amount (if any) actually recovered by the Purchaser from the insurer(s) and (ii) increased by any corresponding Tax liability borne by the Purchaser with respect to such recovered amount, or extinguished if the amount actually recovered by the Purchaser exceeds the amount of the relevant Claim.
1.20Where any member of the Purchaser's Group is at any time entitled to recover from a third party (other than an insurer under an insurance policy referred to under sub-clause 11.19) any sum in respect of any matter giving rise to a Claim, the Purchaser shall and shall procure that the Target Company shall, take reasonable steps to enforce such recovery. The liability of the Seller in respect of the relevant Claim shall be (i) reduced by the amount (if any) actually recovered by the Purchaser from the third party and (ii) increased by any corresponding Tax liability borne by the Purchaser with respect to such recovered amount, or extinguished if the amount actually recovered by the Purchaser exceeds the amount of the relevant Claim.
11.21If the Seller has paid an amount in discharge of any Claim and subsequently any member of the Purchaser's Group recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party (including an insurer) a sum which indemnifies and holds harmless or compensates any member of the Purchaser's Group (as the case may be) (in whole or in part) in respect of the loss or liability which is the subject matter of the Claim, the Purchaser shall pay to the Seller as soon as practicable an amount equal to (i) the sum recovered from the third party less any reasonable and properly incurred costs and expenses in obtaining such recovery and less any corresponding Tax liability on any amounts recovered, or if less (ii) the amount previously paid by the Seller to the Purchaser.
Matters provided for or taken into account in adjustments
11.22No matter shall be the subject of a Claim to the extent that allowance, provision or reserve in respect of such matter shall have been made in the Completion Statement and to the extent that, the amount corresponding to such allowance, provision or reserve reduced the Final Consideration.
11.23If any member of the Purchaser’s Group enjoys a saving or a net financial benefit arising from or in relation to the subject matter of a Claim (including an actual Tax Relief), or payment by the Seller in respect of such Claim that has not been taken into account in the Final Consideration (a “Saving”), then:
(A)to the extent that the Seller has made payment in respect of such Claim which has not previously been repaid, the Purchaser shall, as soon as reasonably practicable, repay to the Seller, the lesser of:
(i)the amount of the Saving less any costs incurred by any member of the Purchaser’s Group in respect of the Saving; and
(ii)the amount paid by the Seller in respect of the relevant Claim    .

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11.24If, on or before the date falling three years after Completion, the Purchaser believes that there is a Saving, the Purchaser shall notify the Seller of such. Further, if the Seller believes that there is a Saving, it shall be entitled to request the auditors for the time being of the relevant member of the Purchaser’s Group to determine (at its own costs) whether or not there is a Saving (and the Purchaser shall procure that such auditors do the same).
Claims only to be brought under relevant Warranties
11.25The Purchaser acknowledges and agrees that the only Warranties given in relation to Data Protection Legislation or any related claims, liabilities or other matters ("Data Protection Matters") are the Data Protection Warranties and no other Warranty is given in relation to Data Protection Matters.
11.26The Purchaser acknowledges and agrees that the only Warranties given in relation to Network and Systems or any related claims, liabilities or other matters ("Network and Systems Matters") are the Network and Systems Warranties and no other Warranty is given in relation to Network and Systems Matters.
1.27Tax Matters are solely governed by Clause 12 . The Purchaser acknowledges and agrees that the Tax Warranties shall not give rise to any indemnification pursuant to Clause 9.
Recoverable Losses
11.28Notwithstanding anything to the contrary in this Agreement, the Seller shall only be liable to the Purchaser for losses and damages incurred by the Purchaser or the Target Company legally qualifying as a “dommage” under French law.
Matters arising subsequent to Completion
11.29The Purchaser shall not be entitled to bring a Claim under the Warranties, to the extent that the matter giving rise to such Claim:
(A)occurs as a result of any introduction, enactment, change, amendment or withdrawal of any enactment, regulation, rules of any regulator or administrative practice or guidance occurring after the date of this Agreement (where that introduction, enactment, change, amendment or withdrawal purports to have retrospective effect in whole or in part), or any change in the interpretation of any of the foregoing by any court of law or tribunal made after the date of this Agreement;
(B)occurs as a result of or is otherwise attributable to:
(i)any change in the accounting reference date of any member of the Purchaser’s Group or the Target Company after Completion;
(ii)a change in the accounting policies, bases or practices of any member of the Purchaser’s Group introduced or having effect after Completion,

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except where such change is reported by the auditors for the time being of that Purchaser’s Group or Target Company to be necessary in their opinion because such policies or practices of the Target Company as at Completion were not in accordance with Accounting Standards;
(C)would not have arisen or occurred but for:
(i)an act, omission or transaction on the part of; or
(ii)any change to, cessation of or noncompliance with the operating procedures, policies or practices of the Target Company as at Completion by any member of the Purchaser’s Group or any of their respective directors, employees or agents after Completion otherwise than as required by Applicable Law or pursuant to a legally binding commitment of the Target Company created on or before Completion; or
(D)arises as a consequence of any act or omission carried out:
(i) pursuant to the terms of this Agreement; or
(ii)at the request or with the consent or approval of a member of the Purchaser’s Group.
No right of rescission
11.30The Purchaser is not entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement or circumstances giving rise to any Claim, and the Purchaser hereby waives any and all rights of rescission (résolution) it may have in respect of any such matter.
12.Tax Matters
Indemnification for Taxes by the Seller.
12.1Subject to the provisions of Clause 12.2, the Seller shall be liable for, and shall indemnify and hold harmless, without duplication and so far as possible by way of repayment of the Final Consideration, the Purchaser for:
(A)any Taxes imposed on, or with respect to, the Target Company attributable to, or attributable to any event which occurred during, the Pre-Completion Period (including any Taxes (i) resulting from the termination prior to the Completion Date, of a Tax, combined or consolidated group to which the Target Company was a Member or (ii) corresponding to a Direct Tax Claim Liability as defined in Sub-Clause 12.15), other than in respect and to the extent of any Taxes expressly taken into account in the Final Consideration;
(B)any Taxes arising from the Pre Completion steps and Separation principles referred to in Clause 6 other than in respect and to the extent of any Taxes expressly taken into account in the Final Consideration;

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(C)any Taxes resulting from the breach of any covenant contained in Clauses 5, 6 and 7 or any other obligation under this Agreement;
(D)any reduction (other than by way of setting off or utilization) in a Tax attribute or Tax asset existing as of the Completion Date to the extent expressly taken into account in the Final Consideration;
(E)any reasonable fees, out of pocket costs and expenses properly incurred by the Purchaser, or its Affiliates, or the Target Company directly in connection with, and to the extent that such costs and expenses would not have been so incurred but for, (i) any Tax liability to the extent that it may give rise to an obligation for the Seller to make a payment to the Purchaser in relation with any item in sections (A) to (D) above or (ii) in connection with the preparation of transfer pricing documentation for the Target Company in respect of the Pre-Completion Period, compliant with Applicable Laws, to the extent such documentation is required by Applicable Laws and is not otherwise available in the Records or Tax Returns of the Target Company (including, but not limited to, translation costs).
12.2For the purpose of Sub-Clauses 12.1 and 12.4, Taxes shall include any amount of Tax saved by setting off or utilization of any Tax attribute or Tax asset existing as of the Completion Date to the extent expressly taken into account in the Final Consideration.
12.3Subject to the provision of Sub-Clause 12.4, the Seller shall be liable and shall indemnify and hold harmless, without duplication, the Target Company for any Tax that the Target Company would have paid, or may be bound to pay pursuant to an enforceable decision of a Tax Authority (including, but not limited to, in the context of a Tax audit occurring during the Post-Completion Period) or as the result of a filing made pursuant to Clause 12.10(B), in execution of its remittance obligation (zobowiązanie płatnika podatku) as per Applicable Laws with respect to any income or gains incurred by the Seller, in particular with respect to any capital gains incurred by the Seller as a consequence of the Transaction, and that would not have been otherwise prefinanced or repaid by the Seller.
12.4Notwithstanding Sub-Clauses 12.1 to 12.3, the Seller shall not indemnify the Purchaser or the Target Company (i) to the extent that a provision or reserve in respect of a given Tax liability was expressly taken into account in the Final Consideration, (ii) for any deficiency assessed by a Tax Authority the sole effect of which is to shift a Tax liability from one fiscal year to another fiscal year (except for penalties or interest for late payment or additional Taxes resulting from such deficiencies or from any increase in the Tax rate), (iii) for any deficiency assessed with respect to a Tax, such as value-added tax, which is recoverable without undue burden, (iv) for any Tax resulting from a change in the Applicable Laws occurring after the Completion Date, (v) for any Tax arising from the implementation of a Target Restructuring as described in Clause 21.5, (vi) for any Tax that the Seller demonstrates it would not have arisen or would have been reduced but for a failure or omission on the part of the Purchaser or any of its Affiliates, after the Completion Date, to make or submit all claims, disclaimers, elections, consents, or other documents the Purchaser, or any of its Affiliates, had or could have reasonably known were necessary or any other voluntary action other than actions required to be carried

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out (a) under the Transaction Agreements, (b) at the request of the Seller or its Affiliates or (c) to comply with Applicable Laws.
Indemnification for Taxes by the Purchaser
12.5Unless otherwise provided for in the Ancillary Documents, the Purchaser shall be liable for, and shall indemnify, without duplication, the Seller for:
(A)any Taxes imposed with respect to the Target Company but paid by the Seller or any of its Affiliates and attributable to the Post-Completion Period, except, for the avoidance of doubt, for any Taxes or items set forth in clauses (A) through (E) of Sub-Clause 12.1 which shall remain the sole liability of the Seller; and
(B)any Taxes for which the Purchaser is liable pursuant to Sub-Clause 12.11.
Overprovision
12.6If any provision for Tax in the Completion Statements (excluding any provision for deferred Tax) is an overprovision that has been expressly taken into account in the Final Consideration, then the amount of such overprovision (the “Overprovision Amount”) shall be dealt with in accordance with Sub-Clause 12.7.
12.7Where it is provided under Clause 12.6 that any Overprovision Amount shall be dealt with in accordance with this Sub-Clause 12.7:
(A)the Overprovision Amount shall first be set off against any payment then due from the Seller under this Clause 12; and
(B)to the extent that the excess referred to in clause (A) is not exhausted under that clause, then the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Seller under this Clause 12.
Straddle Period
12.8For all purposes under this Agreement, in the case of any Tax period that begins on or before but ends after the Completion Date (a “Straddle Period”):
(A)the periodic Taxes, exemptions, allowances or deductions shall be prorated on a time basis: (a) for the portion of any Straddle Period which ends on the Completion Date (the “Pre-Completion Straddle Period”), based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period, and (b) for the portion of any Straddle Period beginning on the day after the Completion Date (the “Post-Completion Straddle Period”), based on the ratio of the number of days in such portion of the Straddle Period and the number of days in the entire Straddle Period; and
(B)the portion of Taxes other than Taxes described in the preceding paragraph (or any Tax Refund and amount credited against any Tax) that are (a) allocable to

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the Pre-Completion Straddle Period will be determined based on an interim closing of the books on the Completion Date as though the Taxable year of the Target Company terminated on the Completion Date (b) allocable to the Post-Completion Straddle Period on an interim closing of the books basis as though the Taxable year of the Target Company began on the Completion Date.
12.9The Parties shall mutually agree to take such actions as shall be necessary or appropriate to cause the Target Company to issue interim accounts as of the Completion Date.
Tax Returns
12.10With regards to Tax Returns:
(A)The Seller shall timely file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Target Company for complete years or periods ending on or before the Completion Date in a manner consistent with past practice (except as required by Applicable Laws or applicable accounting principles), and shall cause to be timely paid by the Target Company any Taxes due and payable on or before the Completion Date.
(B)Notwithstanding Sub-Clause 12.10 (C), without prejudice to the indemnification right of the Target Company set forth in Sub-Clause 12.3, the Seller shall have exclusive authority to decide whether a Tax Return solely related to the Tax mentioned in Sub-Clause 12.3 must be filed with the Polish Tax Authorities in relation to the Transaction, provided that such Sub-Clause 12.10 (B) shall not prevent the Target Company to file such Tax Return at the request of a Tax Authority, provided that such filing shall not occur before the Seller is given an opportunity to review and make comments on such Tax Return prior to its filing. If the Purchaser, the Target Company or any of the Purchaser’s Affiliates, reasonably demonstrates that the decision of the Seller to not file such Tax Return shall cause a material damage that cannot be avoided, mitigated or remedied under Clause 12, the Parties shall cooperate in good faith, with a view to determining the appropriate reasonable course of actions so as to minimize such damage.
(C)Subject to Sub-Clause 12.13 (C) (Tax Authority Claim), the Purchaser or its duly authorized agents shall have the sole right to conduct all Tax affairs of the Target Company as from the day immediately following the Completion Date. The Purchaser shall, after the Completion Date, prepare all documentation and deal with all matters (including correspondence) relating to the Tax Returns of the Target Company.
Subject to the provision of Sub-Clause 12.10 (D), the Purchaser shall timely prepare, file or cause to be filed when due all Tax Returns for each taxable period that ends on or prior to the Completion Date but for which the due date is after the Completion Date and for each Straddle Period, that are required to be filed by or with respect to the Target Company after the Completion Date in a manner consistent with past practice (except as required by Applicable Laws or

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applicable accounting principles) and shall cause to be timely paid by the Target Company any Taxes due in respect of such Tax Returns after the Completion Date.
In respect of the Pre-Completion Period, the Seller shall:
(i)assist the Purchaser in preparing any Tax Returns, in accordance with Sub-Clause 12.10 (D), which the Purchaser is responsible for preparing and filing in accordance with this Sub-Clause 12.10 (C); and
(ii)reasonably cooperate in preparing for any audits of, or disputes with, any Tax Authority regarding any Tax Returns of the Target Company including, for the avoidance of doubt, any audits, assessments or demands open, announced or pending on the Completion Date.
Each Party shall as soon as reasonably practicable (i) furnish the other with copies of all relevant correspondence received from any Tax Authority in connection with any audit or information request with respect to any Taxes referred to in this Clause 12, and copies of all draft replies (ii) make available to the other Party all books, records, financial statements, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Tax Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary for such purposes and (iii) give reasonable advance notice of any meeting or call with any Tax Authority to the other Party and each Party shall be entitled to nominate an individual to attend and participate in such meeting or call.
(D)If either the Purchaser or the Seller shall be liable hereunder for any portion of the Tax shown due on, or with respect to, any Tax Returns required to be filed by the other Party:
(i)the Party preparing such Tax Return shall submit it and a proforma Tax Return relating to the Straddle Period in draft form to the other Party at least (20) twenty Business Days before the last date on which the Tax Return must be filed with the applicable Tax Authority without incurring interest and/or penalties and the other Party shall be given an opportunity to review, make comments thereon and approve such Tax Returns. The Party preparing such Tax Return shall properly reflect in the relevant Tax Return all reasonable comments of the other Party that are received at least (8) eight Business Days before the filing date;
(ii)to the extent that the Completion Date is before the last date on which any Tax Returns related to the year 2021 must be filed with the applicable Tax Authority without incurring interest and/or penalties (the “Filing Date”), the Seller shall provide the Purchaser, not later than thirty (30) Business Days before the Filing Date with a proforma of the accounts and draft Tax Return(s) in which the Purchaser may reflect all reasonable comments subject to the prior consent of the Seller to be requested by the Purchaser at least (8) eight Business Days before the Filing Date.

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Notwithstanding the above (ii), the Seller undertakes to make its best effort to file the Tax Return related to year 2021 as soon as technically feasible before the Completion Date if the Completion Date occurs before the end of the filing period.

If the Purchaser and the Seller disagree as to any item reflected on any such Tax Return, the Seller and the Purchaser shall determine in good faith how the disputed items are reflected, if at all. In case the Parties fail to agree on the appropriate reasonable course of actions, the Party that shall be liable for Tax relating to these items pursuant to this Agreement shall decide how the disputed items will be reflected, if at all. If the other Party reasonably demonstrates that such decision shall cause a material damage that cannot be avoided, mitigated or remedied under Clause 12, the Parties shall cooperate in good faith, with a view to determining the appropriate reasonable course of actions so as to minimize such damage.
The Party preparing such Tax Return must not, without the prior written consent of the other Party: (i) amend, or request or permit the amendment of a Tax Return that such other Party is entitled to review pursuant to this Sub-Clause 12.10 (D) or (ii) apply to any Tax Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter or transaction covered by any such Tax Returns or to any act, matter or transaction occurring on or before the Completion Date; or (iii) furnish to any Tax Authority any information in writing in relation to any such Tax Returns or to any act, matter or transaction occurring on or before the Completion Date, unless provision of such information is required by Applicable Law.
(E)To the extent that it relates to the Pre-Completion Period or to the Tax referred to in Clause 12.3, the Purchaser shall not, and shall procure that the Target Company shall not, except required or implied by Applicable Laws or by a Target Restructuring, but only to the extent that the action of the Purchaser solely affects the Post-Completion Period, without the prior consent of the Seller (such consent not to be unreasonably withheld, conditioned, or delayed), after the Completion Date:
(i)withdraw or alter any Tax claim or election relating to any Tax Relief, and especially but not limited to the Pending Relief Request, where such Tax claim or election was made during the Pre-Completion Period; and
(ii)voluntarily approach the Tax Authority regarding any Taxes or Tax Returns of the Target Company, nor file, amend or withdraw any Tax Return nor make any representation, claim or filing that is inconsistent therewith, that are attributable to the Pre-Completion Period, save at the request of a Tax Authority requiring the same under sufferance of penalty.
(F)The Purchaser shall procure that the Target Company shall afford such access to their personnel, books, accounts and records and provide such assistance as is necessary and reasonable to enable the Seller to exercise its rights and fulfil its obligations under this Clause 12 (at Seller’s sole cost and expense for

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reasonable out-of-pocket costs and expenses of the Purchaser, or its Affiliates, or the Target Company as the case may be).
Transfer Taxes
12.11Without prejudice to Sub-Clause 12.1, all transfer Taxes or stamp duties directly arising from the acquisition of the Shares shall be borne by the Purchaser. The Purchaser shall procure the filing of all necessary Tax Return relating to such Taxes as required by Applicable Law in a timely manner as well as the payment of related Taxes.
12.12The Purchaser shall provide the Seller with a copy of any documents supporting the timely payment of Taxes referred to in Sub-Clause 12.11 above.
Tax Authority Claim
12.13With regards to Tax Authority Claim:
(A)Each of the Purchaser and the Seller shall as soon as reasonably practicable notify the other in writing upon receipt of notice of any pending or threatened audits or assessments by a Tax Authority or any written claim or demand by a third party or any administrative or judicial proceedings in respect of Tax (a “Tax Authority Claim”) with respect to Taxes for which such other Party may be liable under this Agreement, including, for the sake of clarity, the Tax referred to into Sub-Clause 12.3, it being specified that such written notice is not required from the Purchaser regarding Tax audits, or litigation, ongoing upon Completion. The written notice shall include reasonably sufficient details of such Tax Authority Claim, the due date for payment and the time limits for appeal and so far as practicable, the amounts of Tax involved.
(B)Failure to give such notice shall not release the other Party’s obligations under this Clause 12 except to the extent such failure prejudices the defences or other rights available to the indemnifying Party with respect to such Tax Authority Claim.
(C)The Seller (or its designated Affiliate), at its own expense, shall be entitled to participate in the defences of and, at its option (by giving written notice to the Purchaser within fifteen (15) Business Days following the notification of a Tax Authority Claim referred to above or within fifteen (15) Business Days following the Completion Date for any audits, assessments or demands open, announced or pending on the Completion Date), provided that the Seller first acknowledges to the Purchaser in writing that it would indemnify the Purchaser pursuant to Sub-Clause 12.1, take control of the defence of any Tax Authority Claim relating to Taxes for which the Seller has agreed to provide indemnity under this Agreement and to employ counsel of its choice at its own expense; provided, however, that the Seller must keep the Purchaser fully informed concerning the status of any such Tax Authority Claim proceeding, including before taking any material action with respect to the conduct of such Tax Authority Claim proceeding and take into account any reasonable comments of the Purchaser. The Purchaser shall be entitled to, but not have any obligation to, participate in

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any such Tax Authority Claim proceeding at its own expense and to employ separate counsel of its choosing. If the Seller (i) elects not to participate or take control of the defence of any Tax Authority Claim, whether by not giving the Purchaser timely notice of its election to so defend or otherwise, or (ii) after assuming the defence of a Tax Authority Claim, fails to take reasonable steps necessary to defend diligently such Tax Authority Claim within ten (10) Business Days after receiving written notice from the Purchaser to the effect that the Seller has so failed, the Purchaser shall be entitled to, but shall not be obligated to, assume such defence; provided that the Purchaser’s right to indemnification for a Tax Authority Claim shall not be adversely affected by assuming such defence.
(D)Whether or not the Seller takes control of the defence, the Seller shall not agree to settle any Tax Authority Claim without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and the Purchaser may not agree to settle a Tax Authority Claim for Taxes for which the Seller may be liable (including under Sub-Clause 12.1) without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
Notwithstanding the above, the Seller shall keep absolute discretion on the decision to settle any Tax Authority Claim related to Sub-Clause 12.3. If the Purchaser, the Target Company or any of the Purchaser’s Affiliates, reasonably demonstrates that such decision of the Seller shall cause a material damage that cannot be avoided, mitigated or remedied under Clause 12, the Parties shall cooperate in good faith, with a view to determining the appropriate reasonable course of actions so as to minimize such damage.
(E)The Seller and the Purchaser shall cooperate fully in preparing for any Tax Authority Claim proceeding. Each Party shall (i) furnish the other with copies of all relevant correspondence received from any Tax Authority in connection with any audit or information request with respect to any Taxes referred to in clause (A) above, (ii) make available to the other party all books, records, financial statements, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Tax Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary for such purposes and (iii) procure that the Target Company takes such action and gives such information and assistance in connection with its affairs as the Seller may reasonably and promptly by written notice request to avoid, dispute, resist, appeal, compromise or defend the Tax Authority Claim. The actions that the Seller may reasonably request under this clause € include (without limitation) the Target Company applying to postpone the payment of any Tax.
Direct Tax Claim
12.14In case the Purchaser or the Seller further identifies a Tax liability regarding any Taxes or Tax Returns of the Target Company attributable to the Pre-Completion Period, that does not result from a Tax Authority Claim (a “Direct Tax Claim”), the Purchaser or the

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Seller shall as soon as reasonably practicable notify the other in writing in order for the Parties to cooperate in good faith, with a view to determining the appropriate reasonable course of actions (including the filing of an amended Tax Return) so as to minimize the Parties’ Tax liability including any possible corresponding interest, fines or penalties.
12.15In case the Parties agree on the appropriate actions to be taken in respect of a Direct Tax Claim, any resulting Tax liability of the Target Company attributable to the Pre-Completion Period (a “Direct Tax Claim Liability”) shall be governed by the terms of Clause 12.
12.16In case the Parties fail to agree on the appropriate reasonable course of actions, the Parties shall not take any further actions with respect to such Tax liability.
Tax Refunds
12.17The Purchaser agrees to notify the Seller promptly of both the discovery of a right to claim any Tax Refund and the receipt of any such Tax Refund to the extent such Tax Refund is attributable to the Pre-Completion Period. The Purchaser agrees to claim or cause to be claimed any such Tax Refund as soon as possible and to furnish to the Seller all reasonable information, records and assistance necessary to verify the amount of the Tax Refund, provided that if the Purchaser reasonably demonstrates that such claim shall cause a material damage that cannot be avoided, mitigated or remedied under Clause 12, the Parties shall cooperate in good faith, with a view to determining the appropriate reasonable course of actions so as to minimize such damage.
12.18In case the Seller further identifies and suggests to the Purchaser opportunities of Tax Relief or Tax Refund attributable to the Pre-Completion Period which the Purchaser and its Affiliates would not have pursued yet, the Purchaser shall consider in good faith such suggestion and file according claims, at Seller’s sole cost and expense for reasonable out-of-pocket costs and expenses of the Purchaser related to the stake of the Tax Relief or Tax Refunds that may benefit to the Seller, provided that if the Purchaser reasonably demonstrates that such claim shall cause a material damage that cannot be avoided, mitigated or remedied under Clause 12, the Parties shall cooperate in good faith, with a view to determining the appropriate reasonable course of actions so as to minimize such damage.
12.19If, after the Completion Date, the Target Company, the Purchaser or one of its Affiliates actually receives any Tax refund, credit, rebate, allowance, reduction in Taxes or similar payment (a “Tax Refund”) (A) in respect of, or by reference to, a Tax attribute attributable to the Pre-Completion Period, and especially but not limited to any Tax Relief linked to the requests for advance pricing agreements (Polish: jednostronne uprzednie porozumienie cenowe) and for bilateral advance pricing agreements (Polish: dwustronne uprzednie porozumienie cenowe) submitted by the Target Company before Completion, including: (i) request for advance pricing agreement of 28 June 2019 regarding LG Technology & Services made available for UPC Polska in exchange for technology fee (as amended); (ii) request for advance pricing agreement of December 2019 regarding GSA services made available for UPC Polska in exchange for GSA fee; and (iii) request for bilateral advance pricing agreement of 21 December 2020 regarding

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T&I services together with the fee for change of model (for the avoidance of doubt, it relates also to the right of a Target Company to deduct payments resulting from transactions covered by these requests based on the Article 15e, section 15 of the Polish Corporate Income Tax Act (Polish: Ustawa o podatku dochodowym od osób prawnych) or any other respective legal act or provision regulating this right if amended), (the “Pending Relief Request”) to the extent that such Pending Relief Request relates to the Pre-Completion Period, or (B) which, relates to a Tax that has been effectively indemnified by the Seller hereunder, the Purchaser shall promptly transfer to the Seller as an adjustment to the Final Consideration, without duplication, an amount strictly equal to the Tax Refund (including interest) received or utilized by the Purchaser or its Affiliates (x) up to the amount, as the case maybe, of the Tax indemnified hereunder, (y) less the amount of any Taxes or reasonable costs payable or incurred by the Target Company, the Purchaser or its relevant Affiliate in obtaining such Tax Refund; provided, however, that no payment shall be due hereunder by the Purchaser if (i) such Tax Refund was already expressly taken into account in the Final Consideration, (ii) such Tax Refund is received in respect of, or by reference to, a Tax attribute attributable to the Post-Completion Period, or (iii) such Tax Refund is attributable to a change in Applicable Laws occurring after the Completion Date (iv) such Tax refund as already been refunded in accordance with Sub-Clause 12.7.
12.20The Purchaser shall permit the Seller (at its sole expense) to assist the Purchaser in conducting the defence of the Pending Relief Request notably by causing the Target Company to act as per the Seller’s reasonable instructions as far as the defence of such Pending Relief Request is concerned. The Purchaser nor the Seller, in the defence of any Pending Relief Request, shall not consent to the entry of any judgment or to enter into any settlement without the prior consent of the other Party, such consent not to be unreasonably withheld or delayed or conditioned (unless (x) the terms of such judgment or settlement include an unconditional and full release of the Purchaser and the Target Company from all liabilities with respect to such Pending Relief Request, (y) such judgment or settlement does not result in any payment to be made by the Purchaser or the Target Company and provided that it is in accordance with the Tax practice of the Purchaser or the Purchaser’s Group).
12.21If the Purchaser or any member of the Purchaser’s Group obtains knowledge of facts which would have an impact on the Pending Relief Request, notice of such facts shall be given by the Purchaser to the Seller within thirty (30) days at the latest or, in case of urgency, promptly after the Purchaser has obtained knowledge of such facts.
12.22If the Pending Relief Request is rejected by any Tax Authority, then:
(i)no admission shall be made by or on behalf of the Purchaser or any member of the Purchaser’s Group, and the Pending Relief Request shall not be compromised, disposed of, settled or waived without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed;
(ii)the Purchaser shall keep the Seller reasonably informed of the progress of discussions or communications following the rejection of the Pending Relief Request, and shall provide the Seller with copies of all material notices, written communications and filings (including court papers) made by or on behalf of any of the Parties to the Pending Relief Request;

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(iii)the Purchaser shall permit the Seller (at its sole expense) to assist the Purchaser in lodging an appeal or take any actions to challenge the rejection of the Pending Relief Request notably by causing the Target Company to act as per the Seller’s reasonable instructions as far as the filing of any claim, appeal, Court proceeding or action on due time is concerned (an “Appeal”); and
(iv)the Purchaser shall permit the Seller (at its sole expense) to assist the Purchaser in conducting the defence of the Appeal made following the rejection of the Pending Relief Request notably by causing the Target Company to act as per the Seller’s reasonable instructions as far as the defence of such Appeal is concerned. The Purchaser or the Seller, in the defence of any Appeal, shall not consent to the entry of any judgment or to enter into any settlement without the prior consent of the other Party, such consent not to be unreasonably withheld or delayed or conditioned (unless (x) the terms of such judgment or settlement include an unconditional and full release of the Purchaser and the Target Company from all liabilities with respect to such Appeal, (y) such judgment or settlement does not result in any payment to be made by the Purchaser or the Target Company and provided that it is in accordance with the Tax practice of the Purchaser or the Purchaser’s Group).
12.23If a Tax Authority subsequently lawfully recovers any Tax Refund previously made to the Purchaser, or its Affiliates or the Target Company, with respect to which the Seller had received a payment pursuant to this Sub-Clauses 12.15 to 12.20, the Seller shall promptly pay to the Purchaser the amount of such Tax Refund.
Tax Agreements; Powers of Attorney
12.24Prior to the Completion Date, the Seller shall terminate or cause to be terminated by the Target Company all Tax allocation, sharing or indemnity agreements or other contractual agreements to which the Target Company is a party such that the Target Company shall have no obligations thereunder following the Completion Date. The Seller shall cause any and all existing powers of attorney with respect to Taxes or Tax Returns to which the Target Company is a party to be terminated as of the Completion Date.
Maintenance of Books and Records by the Purchaser.
12.25Until the applicable statute of limitations (including periods of extension or waiver) has run for any Tax Returns filed or required to be filed covering the Pre-Completion Period and the Straddle Period, the Purchaser shall, and shall cause its Affiliates to, retain or cause to be retained all books and records relating to the Target Company in existence on the Completion Date which were effectively transferred with the Target Company on or before the Completion Date.
12.26Notwithstanding anything to the contrary contained in this Agreement, the Seller may retain copies of all income Tax Returns to the extent such Tax Return relates to any Taxes attributable to the Pre-Completion Period.
Payments
12.27With regards to payments:

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(A)In the event of a Direct Tax Claim Liability resulting in a payment being owed by the Purchaser, its Affiliates or the Target Company, other than a Tax Authority Claim, the Seller will pay to the Purchaser, by wire transfer of immediately available funds, the amount for which it is liable hereunder no later than ten (10) Business Days before the date on which payment is due in respect of such Direct Tax Claim (or, no later than ten (10) Business Days following the Completion Date if such payment was due on or before the Completion Date).
(B)In the event of a Tax Authority Claim resulting in a payment being owed and payable by the Purchaser, its Affiliates or the Target Company, the Seller shall pay to the Purchaser, by wire transfer of immediately available funds, the amount for which it is liable hereunder within ten (10) Business Days after the date on which an enforceable decision of a Tax Authority, court or arbitral tribunal has been rendered against the Purchaser, its Affiliates or the Target Company in relation to such Tax Authority Claim (décision exécutoire) (or, within ten (10) Business Days following the Completion Date if such enforceable decision was rendered on or before the Completion Date).
(C)Any payment made under this Clause 12 shall constitute an adjustment to the Final Consideration within the meaning of Sub-Clause 27.6. Notwithstanding anything to the contrary in this Agreement, if any payment made by the Seller to the Purchaser under this Clause 12, gives rise to Tax at the level of, or for the account of, the Purchaser, its Affiliates or the Target Company, the Seller will pay an increased amount, as necessary, so that after such Taxation, the Purchaser, its Affiliates or the Target Company or any other Person entitled to any payment referred to in this Clause 12 as a result of an operation referred to in Sub-Clause 21.5, receives an amount equal to the amount it would have received absent any Taxation, it being specified that the Parties will cooperate in good faith, with a view to determining, as the case may be, the appropriate reasonable course of actions so as to minimize any Tax liability at the level, or for the account of, the Purchaser, its Affiliates, the Target Company or any other Person entitled to any payment referred to in this Clause 12 as a result of an operation referred to in Sub-Clause 21.5 with respect to this payment and, in case the Parties fail to agree on the appropriate reasonable course of actions, the Purchaser shall decide the appropriate reasonable course of actions to be followed.
Recovery from other persons
12.28If, in the event of any payment becoming due from the Seller under Clause 12, the Purchaser or the Target Company either is immediately entitled at the due date for the making of that payment to recover from any person (excluding any other member of the Purchaser’s Group and any employee or officer or management board member of any member of the Purchaser’s Group or the Target Company) any sum (including any interest) in respect of the matter that has resulted in that payment becoming due from the Seller, or at some subsequent date becomes entitled to make such a recovery, then the Purchaser shall, or shall procure that the Target Company entitled to make that recovery shall, promptly notify the Seller of its entitlement and shall, if so required by the Seller and at the Seller’s sole expense, take all appropriate steps to enforce that

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recovery (keeping the Seller fully informed of the progress of any action taken and providing the Seller with copies of all relevant correspondence and documentation) and to the extent that:
(A)the Seller has not yet made a payment under Clause 12 in respect of the matter in question, the amount due from the Seller under Clause 12 in respect of that matter shall be reduced (but not below nil) by the difference between (i) the sum so recovered by the Purchaser, any of the Purchaser’s Affiliates or the Target Company in respect of that matter and (ii) any Tax thereon and any reasonable costs of recovery incurred by it or any other member of the Purchaser’s Group; and
(B)the Seller has made a payment under Clause 12 in respect of the matter in question, the Purchaser shall account to the Seller for whichever is the lesser of:
(i)any sum so recovered by the Purchaser, any of the Purchaser’s Affiliates or the Target Company in respect of that matter less any Tax thereon and any reasonable costs of recovery incurred by it or any other member of the Purchaser’s Group; and
(ii)the amount paid by the Seller under Clause 12 in respect of that matter.
Scope of Clause 12
12.29This Clause 12 shall constitute the sole governing provisions regarding Taxes, related claims, liabilities or other matters (“Tax Matters”) unless otherwise expressly provided in this Agreement; provided, however, that this Clause 12 shall be governed by the terms of Sub-Clause 11.18 (Mitigation) and Sub-Clause 21.5. For the avoidance of doubt, this Clause 12 shall not be governed by any other provision of Clause 11 nor by Clause 5.
12.30The provisions of this Clause 12 shall survive the Completion until 30 days after the date on which the statute of limitations (taking into account any extension, suspension, tolling or interruption of the statute of limitations) applicable to the relevant Tax expires, whereupon they shall terminate and be without any further effect.
13.Third party guarantees
13.1The Seller undertakes, subject to Completion having occurred and except to the extent provided for in the Completion Statement, to indemnify (and keep indemnified) and hold harmless the Purchaser and/or the Target Company against all actions, claims, proceedings, loss, damage, payments, costs and expenses suffered or incurred by the Purchaser and/or the Target Company in relation to or arising out of any guarantee, indemnity, counter-indemnity, letter of comfort or other contingent obligation given or undertaken by the Target Company before Completion to any third party in relation to or arising out of any obligations or liabilities of any member of the Seller’s Retained Group (each a "Target Company Third Party Guarantee") arising after Completion.

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13.2The Seller shall ensure that, as soon as possible, the Purchaser and the Target Company is released in full from all Target Company Third Party Guarantees.
13.3The Purchaser undertakes, subject to Completion having occurred, to indemnify (and keep indemnified) and hold harmless the Seller and each member of the Seller’s Retained Group against all actions, claims, proceedings, loss, damage, payments, costs and expenses suffered or incurred by the Seller and each member of the Seller’s Retained Group in relation to or arising out of any guarantee, indemnity, counter-indemnity, letter of comfort or any other contingent obligation given or undertaken by the Seller and/ or each member of the Seller’s Retained Group before Completion to any third party in relation to or arising out of any obligations or liabilities of the Target Company (each a "Seller’s Retained Group Third Party Guarantee") arising after Completion.
13.4The Purchaser shall ensure that, at or as soon as possible following Completion, each member of the Seller’s Retained Group is released in full from all Seller’s Retained Group Third Party Guarantees.
14.Incentive arrangements
Employee incentive plans
14.1The Seller will:
(A)satisfy any options or awards granted or promised on or before Completion under each of the Employee Incentive Plans to the Target Company Participant ("Liberty Global Awards") in accordance with the rules of the relevant plan (in each case to the extent it is legally able); and
(B)shall pay to the Purchaser an amount equal to (i) any employer's pay related social insurance, national insurance or other similar contributions arising in relation to the Liberty Global Awards for which any member of the Purchaser’s Group is liable to any Tax Authority less (ii) any saving arising to any member of the Purchaser’s Group as a result of any Relief arising in relation to the Liberty Global Awards (including from such employer's social security, national insurance or other similar contributions).
14.2The Purchaser will provide the Seller with:
(A)all information requested by the Seller relating to the calculation of amounts payable under sub-clause 14.1 within 5 Business Days of the Purchaser notifying the Seller in writing that any amounts are payable. The Purchaser will notify the Seller as soon as reasonably practicable upon becoming aware of any amounts payable under sub-clause 14.1; and
(B)such cooperation and assistance as is reasonably required for the processing of Liberty Global Awards and the associated employer contributions referred to in sub-clause 14.1 through the payroll or other administrative systems of the

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Target Company consistent with the practice of the Target Company prior to Completion.
Discretionary bonus
14.3To the extent Completion occurs after the end of a financial year but before an annual discretionary bonus payable to any employee of the Target Company for that financial year has been paid, the bonus amounts will be calculated by the Seller in accordance with the bonus terms disclosed in the Data Room. The amounts will be paid by the Target Company through its payroll and the Target Company will pay any employer's social security, national insurance, apprenticeship levy or other similar contributions arising in relation to any bonus paid.
14.4For the financial year in which Completion occurs, the treatment of any annual discretionary bonus for any employee of the Target Company for that financial year will be agreed between the Seller and the Purchaser and documented before Completion.
15.Guarantees
Purchaser’s Guarantor
15.1In consideration of the Seller and the Purchaser entering into this Agreement, the Purchaser’s Guarantor guarantees to the Seller as joint and several guarantor (caution solidaire) the payment and performance when due of all amounts (including, without limitation, the payment of the Estimated Consideration and Final Consideration) owed by the Purchaser under this Agreement. Notwithstanding anything to the contrary, this guarantee shall remain in full force and effect until all such amounts have been irrevocably paid and discharged.
15.2The Purchaser’s Guarantor irrevocably and unconditionally renounces and waives any right which it may have to request the Seller (i) to first seek payment from the Purchaser (bénéfice de discussion within the meaning of Articles 2298 to 2301 of the French Code Civil) and (ii) to make demand on, enforce or claim any share in any other guarantee or security (bénéfice de division within the meaning of Articles 2302 to 2304 of the French Code Civil) both with respect to any other principal debtors and/or co-obligors (cofidéjusseurs).
15.3Notwithstanding the foregoing, any correspondence or notices addressed to the Purchaser’s Guarantor under this Agreement shall also be addressed to the Purchaser.
Seller’s Guarantor
15.4The Seller’ Guarantor guarantees to the Purchaser as joint and several guarantor (caution solidaire), in the event of non-performance by the Seller of any of its payment obligations under this Agreement, the payment by the Seller when due of all amounts (including, without limitation, in connection with a Claim) owed by the Seller under this

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Agreement. Notwithstanding anything to the contrary, this guarantee shall remain in full force and effect until all such amounts have been irrevocably paid and fully discharged.
15.5The Seller’s Guarantor irrevocably and unconditionally renounces and waives any right which it may have to request the Purchaser (i) to first seek payment from the Purchaser (bénéfice de discussion within the meaning of Articles 2298 to 2301 of the French Code Civil) and (ii) to make demand on, enforce or claim any share in any other guarantee or security (bénéfice de division within the meaning of Articles 2302 to 2304 of the French Code Civil) both with respect to any other principal debtors and/or co-obligors (cofidéjusseurs).
15.6Notwithstanding the foregoing, any correspondence or notices addressed to the Seller’s Guarantor under this Agreement shall also be addressed to the Seller.
16.Insurance
16.1In respect of the Target Company:
(A)from the date of this Agreement until Completion, the Seller shall, and shall procure that the Seller’s Retained Group and the Target Company shall, continue in full force and effect all policies of insurance maintained by them in respect of the Target Company and its businesses and assets at the date of this Agreement, other than amendments, renewals or replacements of such policies in the ordinary course of business;
(B)upon Completion, all insurance cover arranged in relation to the Target Company and its businesses by the relevant member of the Seller’s Retained Group will cease in relation to the Target Company (other than in relation to insured events taking place before Completion to the extent the relevant insurance policy provides for such events); and
(C)to the extent that (i) any insured event takes place in relation to the Target Company before Completion; and (ii) an insurance policy maintained by a member of the Seller’s Retained Group with a third party that is written on an "occurrence basis" provides coverage for such event, then, following written request by the Purchaser, the Seller shall procure that the members of the Seller’s Retained Group shall cooperate with the Purchaser (including providing access to copies the relevant insurance policies) and provide reasonable assistance for the purpose of the Target Company bringing a claim under such policy in respect of such event (and pass to the Purchaser any monies received by the Seller’s Retained Group on behalf of the Target Company from insurers in respect of any such claim (net of any fees, costs and associated expenses incurred by any member of the Seller’s Retained Group));
16.2The Seller shall be entitled to make, or procure the Target Company to make, arrangements with its insurers before Completion to reflect this clause 16.
16.3Upon Completion, all insurance cover arranged by the Target Company in relation to any member of Sellers’ Retained Group shall cease and no member of the Sellers’

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Retained Group shall make any claim under any such policies in relation to insured events arising after Completion.
17.Effect of Completion
Any provision of this Agreement and any other documents referred to in it which is capable of being performed after but which has not been performed at or before Completion and all warranties and covenants and other undertakings contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.
18.No double recovery
A party shall be entitled to make more than one Claim under this Agreement arising out of the same subject matter, fact, event or circumstance but shall not be entitled to recover under this Agreement or any relevant Transaction Document or otherwise more than once in respect of the same loss, regardless of whether more than one Claim arises in respect of it. No amount in respect of loss shall be taken into account, set off or credited to the extent it has already been specifically provided for in the Completion Statement and to the extent it has reduced the Final Consideration or otherwise specifically provided for under this Agreement or any relevant Transaction Document, with the intent that there will be no double recovery under this Agreement or any Transaction Document or otherwise.
19.Non-Compete
19.1Non-compete restriction
(A)Subject to sub-clause 19.2, the Seller Guarantor undertakes to the Purchaser that neither it nor any member of the Seller’s Retained Group (for so long as such member is controlled directly or indirectly by the Seller Guarantor) shall, either alone or in conjunction with any other person, be engaged in or be interested in carrying on any Restricted Business.
(B)For the purposes of this Agreement, “Restricted Business” means the business of operating in Poland:
(i)fixed line telecommunications services;
(ii)mobile telecommunications services;
(iii)Pay Television Services (including by means of satellite telecommunications services);
(iv)providing managed technology services to any third party under any agreement similar in nature and scope to the TSA; and
(v)over the top (OTT) services (whether distributed to the consumer directly or indirectly and whether on a subscription or advertising business model

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or otherwise) including, but not limited to advertising video on demand (AVOD) and subscription video on demand (SVOD)
but shall not include:
(i)the business of Canal+ Polska S.A. and its group (for so long as the controlling shareholder of Canal+ Polska S.A. and its group continues to consolidate its participation in Canal+ Polska S.A. for accounting purposes);
(ii)free to air broadcasting;
(iii)live or non-live content creation, ownership, production and licensing to distributors whether in the form of television, film, digital or other content, and including, but not limited to, sports, music, gaming or educational content;
(iv)channel production, ownership, and licensing to distributors;
(v)cloud or cybersecurity services distributed directly or indirectly to end customers;
(vi)smart home services, (such as home security, voice assistant services, but excluding, for the avoidance of doubt, any services related to or sold in a bundle or connection with Pay Television Services);
(vii)the business of AtlasEdge and its group (including Propco);
(viii)leasing, acquiring, owning, commercialising or operating telecommunication towers; or
(ix)satellite telecommunications services that are not offered in connection with Pay Television Services to end users;
(C)The undertakings given in 19.1(A) shall apply from Completion for a period of eighteen (18) months.
19.2Non-compete carve outs
The undertakings in sub-clause 19.1(A) shall not prohibit the Seller Guarantor or any member of the Seller’s Retained Group from:
(A)owning equity securities, shares or similar interests in any company that represent less than twenty (20) per cent. of the voting rights of the securities, shares or similar interests of that body corporate provided that such stake is a pure passive one and the Seller Guarantor or any member of the Seller’s Retained Group do not have, directly or indirectly, any board member position (or position in any equivalent body), management functions and do not have any influence on the management or strategic direction of such company or

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have not entered into any agreement conferring management control with such company owning any debt securities in any company; and/or
(B)acquiring an interest in and subsequently carrying on or being engaged in any body corporate or business (an “Acquired Business”) where at the time of the acquisition the activities of the Acquired Business include a Restricted Business (the “Acquired Restricted Business”), provided that the turnover attributed to the Acquired Restricted Business in its last financial year before the acquisition is less than thirty (30) per cent. of the turnover of the Acquired Business as a whole; and/or
(C)providing any corporate, operational, technical, network infrastructure, warehousing, inventory management, back office support or any other services provided to members of the Seller’s Retained Group from locations in Poland; and/or
(D)performing its obligations under the Transaction Documents and/or under any other agreement which any member of the Sellers’ Retained Group may enter into with a member of the Purchasers’ Group.
20.Non-Solicitation and non-hire
20.1The Seller shall not, and shall cause each member of the Seller’s Retained Group, directly or indirectly not to, for a period of eighteen (18) months after the Completion Date:
(A)solicit, entice away or offer employment to any person who is a Key Employee of the Target Company, other than by way of general solicitations not targeted at such Key Employees;
(B)hire or employ any person who is a Key Employee of the Target Company; or
(C)cause, induce or attempt to cause or induce any Key Employee of the Target Company to terminate such relationship.
20.2Notwithstanding sub-clause 20.1 (A) and (B) and subject to sub-clause 20.3, the Seller shall be entitled to hire or employ (i) a Key Employee of the Target Company following the termination of such Key Employee by the Target Company or the resignation of such Key Employee, (ii) the Procurement Director and/or the Finance Director of the Target Company at any time after the date falling six months after the Completion Date.
20.3For the purpose of this sub-clause 20.2 (i), the Seller agrees that, in accordance with the provisions of article 1104 of the French Code civil, it will, for the entire duration of the obligations contemplated herein, act in good faith if and when hiring or employing former Key Employees of the Target Company following the termination of such Key Employee by the Target Company or the resignation of such Key Employees from the Target Company. Accordingly the Seller undertakes and undertakes to cause each member of the Seller’s Retained Group to refrain from taking, directly or indirectly, any

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action aiming at circumventing or undermining the obligations contemplated in this clause.
21.Assignment
21.1Except as provided in sub-clauses 21.2 and 21.3 no party shall assign, or purport to assign or grant any interest in, or declare any trust over, all or any part of the benefit of, or its rights or benefits under, this Agreement (together with any causes of action arising in connection with any of them) without the prior written consent of the other party.
21.2The Seller may, at any time before Completion, novate the whole of its rights and obligations under this Agreement to any member of the Seller’s Retained Group which is a Dutch besloten vennootschap organised and existing under the laws of the Netherlands, provided that it gives written notice to the Purchaser at least 10 Business Days before the intended novation. Upon receipt of such written notice, each of the Parties shall:
(A)enter into a novation agreement in a form reasonably satisfactory to the Parties as soon as reasonably practicable and in any case within 5 Business Days of receipt of the notice; and
(B)carry out all other acts and/or execute all other documents as are reasonably requested by the Seller to effect such novation, provided that the liability of the Purchaser under this Agreement following such novation shall be no greater than their liability would have been had such novation not occurred.
21.3Notwithstanding the foregoing, the Purchaser shall have the right to pledge, assign or transfer the right to receive any amounts payable by the Seller in relation to this Agreement for the benefit of any lender, bank, financial institution or other person providing any form of financing (whether recourse or non- recourse) to the Purchaser or to any of its Affiliates in connection with the Transaction as security for the obligations of the Purchaser or any of its Affiliates (provided that the Purchaser notifies the Seller of the identity of the relevant pledgee, assignee or transferee and that notwithstanding any such pledge, assignment or transfer, the Seller may, unless it receives notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement), and the Seller shall deliver any documents reasonably required to effect any such pledge, assignment or transfer.
21.4If a pledge, assignment or transfer is made in accordance with sub-clause 21.3, the liability of the Seller to the Purchaser under this Agreement shall be no greater than such liability would have been if the pledge, assignment or transfer had not occurred, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the pledgee, assignee or transferee as they would have applied as against the pledging, assigning or transferring party.
21.5Notwithstanding the foregoing, the provisions of this Agreement shall survive any transfer of all or part of the assets and liabilities of the Target Company to any member of the Purchaser Group after the Completion or any merger of the Target Company into

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the Purchaser or any other member of the Purchaser Group (the “Target Restructuring”). For the avoidance of doubt, the Target Restructuring shall not prejudice any rights of the Purchaser under this Agreement, in particular the warranties set forth in clauses 9 and 12 shall remain in full force and effect and shall continue to benefit to the Purchaser or to any successor of the Purchaser, to the extent only that, and without prejudice to provisions of sub-clauses 12.25 and 27.6, the Target Restructuring shall neither increase any liability of the Seller under this Agreement nor adversely impact any of its rights under this Agreement.
22.Further assurance
Insofar as it is able to do so after Completion, each of the Parties shall, on being requested to do so by any of the other Parties, do all acts and/or execute all documents (and (i) in the case of the Seller, procure that the Seller’s Retained Group; and (ii) in the case of the Purchaser, procure that the Purchaser’s Group, do all acts and/or execute all documents) as such party may reasonably consider necessary for transferring the Shares to the Purchaser or otherwise giving effect to the transactions set out in the Transaction Documents.
23.Notices
23.1A notice under this Agreement shall only be effective if it is in writing and in English, and may be served by hand, by courier or by email to the address or email address (as applicable) given below, or (without prejudice to sub-clause 23.5), to such other address or email address as may have been notified by the Seller to the Purchaser or by the Purchaser to the Seller for this purpose (which shall supersede the previous address or email address (as applicable) from the date on which notice of the new address or new email address is deemed to be served under this clause 23).
23.2Notices under this Agreement shall be sent to a party at its addresses for the attention of the individuals set out below:

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Party and titles of individuals	Address	E-mail addresses

The Seller and the Seller’s Guarantor For the attention of: Deputy General Counsel	Griffin House, 161 Hammersmith Road, London W6 8BS, UK	[ ]@libertyglobal.com
With a copy (which shall not itself constitute notice) to: General Counsel	Liberty Global, 1550 Wewatta St #1000, Denver, CO 80202, United States of America	[ ]@libertyglobal.com [ ]@libertyglobal.com

The Purchaser For the attention of: Head of Legal Department [ ] With a copy (which shall not itself constitute notice) to: [ ] and [ ]	P4 sp. z o.o. Wynalazek 1 02-677 Warszawa	[ ]@play.pl [ ]@play.pl [ ]@play.pl
The Purchaser’s Guarantor For the attention of: General Counsel [ ] With a copy (which shall not itself constitute notice) to: [ ] and [ ]	Iliad S.A 16, rue de La Ville l’Evêque 75008, Paris	[ ]@iliad.fr [ ]@iliad.fr [ ]@iliad.fr
23.3Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given to all individuals set out against the name of the relevant party in sub-clause 23.2, as follows:
(A)if delivered by hand, on delivery;
(B)if delivered by courier, on delivery; and
(C)if sent by e-mail, at the time of transmission by the sender.
23.4Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

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Any notice sent by e-mail shall also be delivered either by hand or by courier, it being specified that in such a case, the notice shall be deemed to have been duly given at the time of transmission of the e-mail by the sender.
23.5Each party shall notify the other Parties in writing of any change to its details in sub-clause 23.2 from time to time.
23.6The provisions of this clause 23 shall not apply in relation to the service of any arbitration proceedings pursuant to clause 38.
24.Announcements
The Seller and the Purchaser shall procure that public announcements concerning the sale of the Shares and the terms thereof are only made by or on behalf of the Seller’s Retained Group or the Purchasers’ Group if:
(A)a draft of any such announcement is provided to the Seller (in the case of an announcement by any member of the Purchaser’s Group) or the Purchaser (in the case of an announcement by any member of the Seller’s Retained Group) in advance of publication of such announcement; and
(B)in the case of any such announcement after the date of this Agreement, that announcement does not contain any details of the terms of this Agreement or the Transaction Documents that are not already in the public domain (otherwise than through a breach of clauses 24 (Announcements) and/or 25 (Confidentiality)).
25.Confidentiality
25.1The Purchaser shall procure that the Purchaser’s Group shall, and the Seller shall procure that the Seller’s Retained Group shall, from the date of this Agreement until the second anniversary of Completion, treat as confidential and not disclose (other than as permitted by clause 24 (Announcements) and/or this clause 25) all information obtained as a result of negotiating, entering into or performing this Agreement which relates to the provisions of this Agreement, including:
(A)the provisions of this Agreement or the Transaction Documents (other than as announced in any public announcement that complies with clause 24 (Announcements));
(B)the negotiations relating to this Agreement and the Transaction Documents;
(C)(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of their respective Representatives) relating to the Seller’s Retained Group or, before Completion, the Target Company; and
(D)(in relation to the obligations of the Seller) any information received or held by the Seller (or any of their respective Representatives) relating to the Purchaser’s Group or, following Completion, the Target Company,

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and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the party has determined from information it has received including any forecasts or projections.
25.2Notwithstanding the other provisions of this clause 25, a party may disclose any such confidential information:
(A)to the extent required by Applicable Law, regulation or by any securities exchange or Governmental Authority to which that party is subject or subsists, wherever situated, including any Tax Authority, the UK Financial Conduct Authority, the UK Panel on Takeovers and Mergers, the SEC or NASDAQ, the Autorité des Marchés Financiers whether or not the requirement for information has the force of Applicable Law, provided that, except in connection with disclosure to a Tax Authority, the disclosing party shall, to the extent practicable, first use its reasonable endeavours (subject to compliance with Applicable Law or the requirements of the relevant securities exchange or Governmental Authority) to inform the other Parties of its intention to disclose such information and take into account the reasonable comments of the other Parties in relation to such disclosure;
(B)to a Tax Authority if reasonably required for the proper administration of the Tax affairs of any member of the Seller’s Retained Group or any member of the Purchaser’s Group;
(C)in connection with, or in any offering or other document relating to, any transaction permitted under clause 5 (Conduct of business before Completion) or any transaction involving any member of the Seller’s Retained Group, provided that where such disclosure is to be made by the Seller or a member of the Seller’s Retained Group and includes information relating to the Purchaser’s Group, the Seller shall notify the Purchaser, and the Purchasers shall have the right to review and comment on the wording of such disclosure, prior to such disclosure being made;
(D)for the purpose of any dispute or judicial proceedings relating to a Transaction Document;
(E)to its professional advisers, auditors, financial advisers, bankers, financing providers and ratings agencies provided they have a duty to keep such information confidential;
(F)to any purchaser or prospective purchaser (in the reasonable opinion of the disclosing party) of all or a material portion of the Seller’s Retained Group or the Purchaser’s Group, as the case may be;
(G)other than information relating to the Target Company, to the extent the information was lawfully in the possession of the disclosing party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held;

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(H)to the extent the information has come into the public domain through no fault of that party or any of its Representatives;
(I)to the extent necessary to implement the Transaction Documents; or
(J)to the extent the disclosure of such confidential information is expressly consented to in writing by the Seller’s Representative and the Purchaser’s Representative (or, if the information relates only to: (i) the Purchaser’s Group, only the Purchaser’s Representative; or (ii) the Seller’s Retained Group, only the Seller’s Representative) prior to such disclosure being made.
25.3If this Agreement terminates, the Seller shall procure that each member of the Seller’s Retained Group (on request by the Purchaser) and the Purchaser shall procure that each member of the Purchasers’ Group (on request by the Seller) shall:
(A)return to the requesting party all written documents and other materials relating to any member of the Seller’s Retained Group and the Target Company (in the case of a request by the Seller) any member of the Purchaser’s Group (in the case of a request by the Purchasers) or (in either case) this Agreement (including any confidential information) which the requesting party (or its Representatives) have provided to it (or its respective Representatives) without keeping any copies thereof;
(B)destroy all information or other documents derived from such confidential information;
(C)so far as it is practicable to do so, expunge such confidential information from any computer, word processor or other device; and
(D)if the requesting party so requests in writing, confirm in writing to the requesting party that the requirements of this sub-clause 25.3 have been complied with, provided however that the requirement for the destruction or return of confidential information does not apply to such information:
(A)stored electronically pursuant to an existing routine data back-up exercise on servers or back-up sources so long as it is deleted from local hard drives and no attempt is made to recover from such servers or back-up sources;
(B)which is required to be retained for the purposes of complying with any regulation or Applicable Law (including the rules of a professional body or securities exchange), for audit or internal compliance purposes or for the purposes of conducting or defending any third party proceedings; or
(C)to the extent that the information is contained in the minutes or supporting papers relating to any board or committee meeting of the relevant party (or their respective Representatives).

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The provisions of this clause 25 (Confidentiality) shall continue to apply to any confidential information retained in accordance with this sub-clause 25.3.
26.Costs and expenses
26.1Except as otherwise stated in the Transaction Documents, each party shall pay its own costs and expenses in relation to the negotiations leading up to the transactions contemplated by this Agreement and the preparation, execution and carrying into effect of the Transaction Documents.
26.2The Purchaser shall bear and promptly pay all stamp, registration or other documentary or transaction taxes or duties, and any acquisition taxes, deemed acquisition taxes, securities transaction taxes and any other transfer taxes (including in each case any related interest or penalties) arising as a result of its acquisition of the Shares pursuant to this Agreement.
27.Payments
27.1Any payment to be made pursuant to this Agreement to the Purchaser (or any member of the Purchaser’s Group) shall be made to the Purchaser’s Bank Account.
27.2Any payment to be made pursuant to this Agreement to the Seller (or any member of the Seller’s Retained Group) shall be made to the Seller’s Bank Account or to such other bank account as it may by written notice direct.
27.3Payments made under sub-clauses 27.1 or 27.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
27.4If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis and compounding monthly.
27.5Where it is agreed or determined that an amount is payable by the Seller to the Purchaser or a member of the Purchaser's Group pursuant to any indemnity, any covenant to pay in this Agreement, or as damages in respect of a breach of this Agreement (including, for the avoidance of doubt, the Warranties), the Seller which is liable to make the payment under or in respect of this Agreement shall make that payment in cash to the Purchaser in accordance with sub-clause 27.1, unless the Seller and the Purchaser have agreed an alternative arrangement for satisfying that obligation to pay the amount so claimed in an efficient manner (including with regard to Tax) that does not prejudice the interests of the Seller or the Purchaser.
27.6If any payment is made by any of the Parties in respect of any Claim, indemnity, or any covenant pursuant to this Agreement, that payment shall be treated (so far as possible) as taking effect by way of an adjustment to the Final Consideration payable in respect of the Target Company and shall be treated as such for all Tax, accounting and financial reporting purposes, except as otherwise required by Applicable Law provided however

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that, notwithstanding anything to the contrary in this Agreement, if any Taxation is imposed on such payment, the Seller will pay an increased amount, as necessary, so that after such Taxation, the Purchaser, or its Affiliates or the Target Company, or any other Person entitled to any payment referred to in this Clause 27 as a result of an operation referred to in Sub-Clause 21.5, receives an amount equal to the amount it would have received absent any Taxation, it being specified that the Parties will cooperate in good faith, with a view to determining, as the case may be, the appropriate reasonable course of actions so as to minimize any Tax liability at the level, or for the account of, the Purchaser, its Affiliates or the Target Company’s with respect to this payment and, in case the Parties fail to agree on the appropriate reasonable course of actions, the Purchaser shall decide the appropriate reasonable course of actions to be followed.
28.Information Rights
The Purchaser shall, and shall procure that the Target Company shall:
(A)use their best efforts to retain for a period of 7 years from Completion any material books, records and documents of the Target Company to the extent they relate to the period prior to Completion; and
(B)if reasonably requested by the Seller (and where any Personal Data is contained in such books, records or documents, provided permitted under applicable Data Protection Legislation), allow the Seller or any member of the Seller’s Retained Group reasonable access to such books, records and documents to the extent that they relate to the Target Company prior to the date of this Agreement (and the relevant member of the Purchaser’s Group may, for the avoidance of doubt, redact such books and records and documents to remove any information that does not relate to the Target Company prior to the date of this Agreement prior to such access being provided), including the right to take copies, at the Seller’s expense: (a) for the purposes of complying with any reporting or filing obligations relating to tax, accounting or regulatory matters; (b) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Target Company; and (c) to enable the Seller’s Retained Group to comply with its own tax obligations or facilitate the management or settlement of its own tax affairs.
29.Conflict with other agreements
If there is any conflict between the terms of this Agreement and any other agreement (including any other Transaction Document), this Agreement shall prevail (as between the Parties to this Agreement and as between any of their Affiliates) unless the Parties to this Agreement:
(A)are also parties to that other agreement and such other agreement expressly states that it overrides this Agreement in the relevant respect; or

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(B)expressly agree in writing that such other agreement shall override this Agreement in that respect.
30.Whole agreement
This Agreement and the Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Transaction. It is agreed that:
(A)no Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of another Party in relation to the Transaction which is not expressly set out in this Agreement or any other Transaction Document;
(B)warranties implied or provided by Law in any jurisdiction in relation to the Transaction are excluded to the fullest extent permitted by Law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived; and
(C)the only right or remedy of a Party in relation to any provision of this Agreement or any other Transaction Document shall be pursuant to, or for breach of, this Agreement or the relevant Transaction Document, provided that this clause 30 shall not exclude (i) any liability or remedy in respect of fraud (fraude) or fraudulent misrepresentation (dol) or (ii) the right to seek specific performance in accordance with clause 36. Each Party agrees to the terms of this clause 30 on its own behalf and as agent for each of the members of its Group.
31.Hardship and Force Majeure
31.1The Parties agree to bear the risk of the occurrence of any unforeseeable change in circumstances which would render the performance of the obligations of any of the Parties under this Agreement excessively onerous, including COVID-19 and any COVID-19 Circumstances (except as otherwise expressly provided herein). As a result, each Party hereby acknowledges that the provisions of article 1195 of the French Code civil are not applicable to this Agreement and that it shall not be entitled to make any Claim (whether to renegotiate and/or request the courts to revise or terminate the Agreement) under article 1195 of the French Code Civil.
31.2The Parties hereby acknowledge and agree that they are fully aware of the existence of COVID-19 and the COVID-19 Circumstances, as well as their potential consequences (which may be partially or fully unknown and unforeseeable at the time of this Agreement), both more generally as well as more specifically on the Seller’s Group, the Purchaser’s Group, the Target Company and their respective businesses. As a result, the Parties agree that:
(A)neither COVID-19, nor any COVID-19 Circumstances, nor any consequence or other impact of COVID-19 or any COVID-19 Circumstances on the Seller’s

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Group, the Purchaser’s Group, the Target Company and/or their respective businesses shall give any party the right to suspend performance or otherwise exercise any right pursuant to article 1218 (force majeure) of the French Code Civil; and
(B)they have fully factored COVID-19, the COVID-19 Circumstances and the (actual and potential, whether foreseeable or not) consequences and other implications of COVID-19 or any COVID-19 Circumstance on the Seller’s Group, the Purchaser’s Group, the Target Company and/or their respective businesses into (the terms and conditions of) this Agreement.
32.Variations
Except as provided for in this Agreement, no amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of the Seller, the Target Company, the Purchaser, the Purchaser’s Guarantor and the Seller’s Guarantor.
33.Invalidity
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the Applicable Law, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
34.Cooperation
Subject to the terms and conditions herein provided, each Party shall, and shall procure that each of its Affiliates shall, use all reasonable efforts to cooperate with the relevant other Party and their Affiliates to consummate and make effective the transactions contemplated by this Agreement.
35.Advisors
The Parties have freely determined the manner in which they wish to be legally advised for the purposes of this Agreement. An adviser to one Party shall not be considered as having advised the other Party(ies) even if such adviser had a deciding role in the drafting of this Agreement, neither shall such adviser be deemed to be the sole draftsman (rédacteur unique) of this Agreement, nor of any document attached as a schedule hereto or of any related document. Each Party acknowledges that this Agreement cannot be considered as a contrat d’adhésion within the meaning of article 1110 of the French Code Civil. The Parties further represent that the provisions of this Agreement have, in accordance with the mandatory provisions of article 1104 of the French Code Civil, been negotiated in good faith and attest that this Agreement reflects the balance requested by each of them.

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36.Specific performance
Except as otherwise expressly set forth in this Agreement, the Parties reserve their right to seek specific performance (exécution forcée) of this Agreement in court in accordance with articles 1217 and 1221 of the French Code civil and/or articles 834 and/or 835 of the French Code de procédure civile (without prejudice to the other actions and remedies available to the non-defaulting Party). As an exception to the provisions of article 1221 of the French Code civil, each Party acknowledges that the other Parties are entitled to seek for the compulsory enforcement of the Agreement, even if it would result in a manifest disproportion between its cost for the debtor of the concerned obligation and the benefit for the complaining Party.
37.Choice of governing law
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, French law.
38.Jurisdiction
38.1Subject to sub-clause 38.2, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by 3 arbitrators appointed in accordance with the said "Rules". The Rules are incorporated by reference into this clause 38 and capitalised terms used in this clause 38 which are not otherwise defined in this Agreement have the meaning given to them in the Rules.
38.2Nothing in this clause shall prevent any party, before an arbitration has commenced under this clause or any time thereafter, from applying for conservatory and interim relief measures, including, but not limited to, temporary restraining orders or preliminary injunctions, or their equivalent, from any court of competent jurisdiction. The Parties hereby agree to opt out of the Emergency Arbitrator Provisions under Article 29 of the Rules; such Emergency Arbitrator Provisions shall not apply to any disputes arising out of, in connection with or relating to this Agreement.
38.3The seat or legal place of arbitration shall be Geneva, Switzerland.
38.4The language of the arbitration shall be English.
38.5The Parties agree that in so far as any provision contained in the Rules is incompatible with applicable French law, that provision or relevant part of that provision is to be excluded.
38.6The Parties undertake to keep confidential all awards in their arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party (A) by law, legal duty or any requirement of a securities exchange or Governmental Authority to which that party is subject, (B) to protect or pursue a legal right or (C) to enforce or

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challenge an award in bona fide legal proceedings before a state court or other judicial authority.
39.Language
39.1Each notice or other communication under or in connection with this Agreement shall be:
(A)in English; or
(B)if not in English, accompanied by an English translation.
(C)The receiving party or its agent (as appropriate) shall be entitled to assume the accuracy of and rely upon any English translation of any document provided pursuant to sub-clause 39.1(A).
THIS AGREEMENT has been signed on behalf of the parties by their duly authorised representatives on the date which appears first on page 1.

[Signatures certified by the notary public]

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Schedule 1
(Seller’s Warranties)
1.Ownership of the Shares
1.1The Seller is the sole legal and beneficial owner of the Shares. The Seller is entitled to sell and transfer the full legal and beneficial ownership in the Shares to the Purchaser on the terms set out in this Agreement.
1.2Save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, there is no Encumbrance on, over or affecting the Shares or any of them and there is no agreement or commitment to give or create any Encumbrance.
1.3The Target Company was duly incorporated, is validly existing, operates in accordance with the Polish law as a Polish limited liability company (spółka z ograniczoną odpowiedzialnością) and has the requisite corporate power and authority to conduct its business as it is presently conducted.
1.4The Target Company has not been dissolved and is not in the process of being dissolved
1.5The share capital of the Target Company amounts to PLN 709,959,500 and is divided into 7,099,595 Shares validly issued and fully paid shares with a nominal value of PLN 100 each.
1.6Save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, the Seller is sole shareholder of the Target Company and has the full, unrestricted title to the Shares and the right to exercise all voting and economic rights over all the Shares.
1.7The Shares:
(a)represent 100% of the share capital of the Target Company;
(b)carry 100% of voting rights at the Target Company’s meeting of shareholders; and
(c)entitle the Seller to 100% of the distributed profits of the Target Company.
1.8There are no:
(a)agreements, arrangements or covenants that may affect any voting rights, profit distribution or any other rights arising from and/or carried by the Shares, save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion; and
(b)persons holding any personal corporate rights and/or privileges with respect to the Target Company.
1.9All the Shares have been validly issued, subscribed for and fully paid up and all the relevant in-kind contributions have been validly, properly and effectively transferred to

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the Target Company in accordance with Applicable Laws. All the Shares exist and have not been redeemed.
1.10There are no legal proceedings and/or disputes pending or threatened in respect of any of the Shares and/or the right to dispose of any of the Shares. There are no disputes and/or claims vis-à-vis the Target Company and/or the Seller arising in relation to the Shares and/or the title to the Shares held by the Seller
1.11No Person has the right (whether exercisable now or in the future and whether contingent or not) to call for the creation, increase, allotment, conversion, issue, redemption, registration, sale or transfer or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of the Target Company under any option, agreement or other agreement and/or arrangement.
1.12The book of shares, the list of shareholders, the minute books of the meeting of the shareholders or any other corporate documents required to be maintained by the Target Company under any Applicable Laws are accurate and have been at all times maintained in compliance with the Applicable Laws, and the Target Company has not received any application or request for the rectification and/or up-date or change of its share register and there are no circumstances likely to give rise to such applications or requests.
1.13The Target Company has not issued any debt securities and/or promissory notes. The Target Company does not own or have any interest of any nature in any shares or securities issued by any entity.
1.14There are no disputes or claims of the management board of the Target Company, the Seller and/or any former shareholders of the Target Company concerning the Target Company’s obligations towards any of the abovementioned persons on whatsoever basis.
1.15Save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, the Target Company has not issued to any person any power of attorney to act on behalf of the Company, other than the power of attorney or commercial proxy to perform routine activities within the ordinary course of the Target Company’s business.
1.16Save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, the Target Company is not liable for debts of any other persons, in particular in relation to any transfer of enterprises and/or organized parts of an enterprise, merger, demerger or corporate restructuring process.
1.17All dividends and other distributions made by the Target Company to its shareholders have been lawful, valid, and fully within the Target Company’s capacity to make them. All such dividends and other distributions have been properly and fully settled and there are no claims and/or disputes (pending or threatened) relating to them.
1.18The Shares do not carry any obligation to make any consideration to the Target Company or any other person, in particular to inject surcharges (dopłaty) to the Target Company.

2.Capacity of the Seller

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2.1The Seller has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation.
2.2The Seller has the requisite power, authority and capacity to enter into and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transaction.
2.3The obligations of the Seller under this Agreement constitute, and the obligations of the Seller under the other Transaction Documents will, when executed and delivered, constitute legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms.
2.4The Transaction Documents and the consummation of the Transaction have been duly authorized by all the relevant corporate bodies of the Seller.
2.5The execution and delivery of, and the performance by the Seller of its obligations under, the Transaction Documents will not:
(i)conflict with or result in a breach of any provision of the articles of association or the memorandum of association or any constitutional documents of the Seller;
(ii)result in a breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound where such breach would result in the Seller not being able to perform its obligations under the Transaction Documents;
(iii)save as set out in this Agreement, require it to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority that has not been unconditionally and irrevocably obtained or made at the date of this Agreement (save for any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);
(iv)subject to the Completion Conditions, result in a breach of any order, judgment or decree of any Governmental Authority to which the Seller is subject to or by which the Seller is bound where such breach would result in the Seller not being able to perform its obligations under the Transaction Documents; or
(v)require the consent of its shareholders.
2.6The Seller is not insolvent (en état de cessation de paiements), nor subject to any safeguard, bankruptcy or insolvency proceedings under any applicable Laws, or equivalent proceedings, in particular to any proceedings with a view to the prevention or resolution of financial difficulties. The Seller is not subject to a judgment of, or requested for, dissolution, liquidation, or receivership.
3.Accounts and Management Accounts
3.1The Accounts (i) show a true and fair view of the assets and liabilities and the financial position of the Target Company as at the Accounts Date and the profits and losses of the Target Company for the accounting period ended on the Accounts Date (as applicable), (ii) have been prepared in accordance with Polish GAAP as applicable for the accounting period ended on the Accounts Date and (iii) save as disclosed therein,

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have been prepared on a basis consistent with the basis applied in the corresponding accounts for the preceding two financial years.
3.2The Unaudited Accounts (i) show a true and fair view of the assets and liabilities and the financial position of the Target Company as at the Unaudited Accounts Date and the profits and losses of the Target Company for the accounting period ended on the Unaudited Accounts Date (as applicable), (ii) have been prepared in accordance with Polish GAAP as applicable for the accounting period ended on the Unaudited Accounts Date and (iii) save as disclosed therein, have been prepared on a basis consistent with the basis applied in the corresponding accounts for the preceding two financial years.
3.3The Management Accounts were prepared in good faith, with reasonable care, in accordance with US GAAP and on the same basis as the management accounts in the preceding two financial years. On the basis of the accounting bases, practices and policies used in their preparation and having regard to the purpose for which they were prepared, the Management Accounts are not misleading in any material respect.
4.Events since the Accounts Date
4.1Since the Accounts Date:
(i)there has been no material adverse change in the financial position of the Target Company;
(ii)subject to Covid-19 Circumstances, the business of the Target Company as a whole has been carried on in the ordinary course consistent with past practice;
(iii)no resolution in general meeting or written resolution of the shareholders of the Target Company has been passed other than (a) resolutions relating to ordinary business at annual general meetings or (b) those resolutions disclosed in the Data Room;
(iv)no change in the accounting reference period of the Target Company has been made;
(v)the Target Company has not issued or agreed to issue any share or loan capital;
(vi)no dividend or other distribution of profits or assets has been declared or made by the Target Company except as provided for in the Accounts;
(vii)save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, there has been no new Material Financing Facility entered into other than indebtedness incurred pursuant to bank overdraft facilities in the ordinary course of business consistent with past practice or change or there has been no acceleration of any existing Material Financial Facility; and
(viii)save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion, there has been no disposition of any material assets by the Target Company (other than in the ordinary course of business).
5.Corporate

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5.1All proxies and members of the governing bodies of the Target Company have been appointed validly and effectively and in accordance with Applicable Laws and the articles of association of the Target Company.
5.2During the past three (3) years the documentation relating to the appointment or revocations of such proxies and members of the management board of the Target Company have been properly executed and are kept by the Target Company.
5.3All material resolutions of the shareholders of the Target Company and management board have been adopted in accordance with the applicable Laws and the articles of association of the Target Company, and have not been abrogated, challenged, found invalid or non-existing, so far as the Seller is aware, there are no proceedings conducted in that regard or grounds for the challenge of such resolutions.
5.4The Target Company does not have any branches or subsidiaries.
6.Compliance with Applicable Laws
6.1In the 18 months prior to the date of this Agreement, the Target Company has operated, and operates its businesses and operations in compliance in all material respects with Applicable Laws.
6.2Subject to paragraph 6.5, the Target Company does not require any material regulatory licence from any Governmental Authority to conduct its business in the ordinary course.
6.3The Target Company has not received any written notice during the past twelve (12) months from any Governmental Authority and no Governmental Authority has initiated, during the past 12 months, formal investigation or proceedings against the Target Company due to a material violation and/or material failure to comply with any Applicable Law or requiring it to take or refrain from taking any action.
6.4The Target Company has implemented any post-inspection recommendations or orders issued by any Governmental Authority and remedied any irregularities disclosed in the course of the inspections carried out by any Governmental Authority, and no post inspection recommendation or orders issued by any Governmental Authority are pending.
6.5The Target Company is properly entered in the Polish register of telecommunications undertakings under the number 111 and each and every television channel retransmitted by the Target Company is properly entered into the register of retransmitted channels kept by KRRIT (Krajowa Rada Radiofonii i Telewizji) for each and every retransmission network or service and the above registrations are up to date, accurate and complete. The Target Company is not subject to any proceedings to modify, suspend, revoke, withdraw, terminate or otherwise limit the above registrations and, so far as Seller is aware, there are no legal grounds for such proceedings.
6.6So far as the Seller is aware, no fraud involving any member of the Target Company’s governing bodies, director, officer, employee, agent or other intermediary who performs services for or on behalf of the Target Company occurred in connection with the Target Company's activities.

7.Contracts and commitments
7.1The Target Company is not a party to:

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(i)any agency, distributorship or management agreement (excluding intercompany agreements and content agreements) other than any such agreement entered into in the ordinary course of business or not calling for payments by any party thereto in excess of PLN 10,000,000 per annum;
(ii)(directly or indirectly) any legal joint venture, consortium, or legal partnership; or
(iii)any contract which has been entered into other than in the ordinary course of trading, or which has been entered into other than by way of a bargain at arm's length.
7.2The Target Company is currently not a party to any contract under which any public subsidies, grant or any other form of the state aid is or will be granted to it and it is not benefiting from any public subsidies or any other form of the state aid on any other basis and the Target Company does not have any outstanding obligations, claims or disputes in connection with any aid or subsidy from any Governmental Authority and, there are no circumstances which could be reasonably expected to lead to such obligations, claims or disputes. The Target Company has not received any written notice of any investigation, complaint, action or negative decision in relation to the receipt of any aid from any Governmental Authority.
7.3Except as contained in folders 5.1, 5.2 5.3, 5.4, 5.5 and 5.12.6 of the Data Room, there are no Material Contracts which limit or exclude the Target Company’s right to operate its business in the ordinary course.
7.4The Target is not or has not in the five (5) years before the date of this Agreement been a party to or is concerned with any agreement, or is conducting (or has conducted) itself in a manner which:
(i)infringes Article 101 or 102 of the Treaty on the functioning of the European Union; or
(ii)infringes Anti-Trust Laws in Poland; or
(iii)renders the Target liable to civil, criminal or administrative proceedings by virtue of any Anti-Trust Laws (excluding for the purpose of this Warranty limb (iv) of the definition of “Antitrust Laws” in sub-clause 1.1 of the Agreement) or any undertakings given or orders made under such legislation in Poland, in each case to a material extent.

7.5If any part (including any amendment or supplement) of any Material Contract is not contained in the Data Room, that part does not (i) provide the relevant counterparty with a right to terminate the relevant Material Contract as a result of Completion of (ii) contain any other terms that are material in relation to that Material Contract taken as a whole.
7.6All Material Contracts are in full force and effect, in accordance with their terms, valid and binding against the parties thereto and, so far as the Seller is aware, have been performed, in all material respects, in accordance with their terms and conditions (i.e. save for minor breaches in the ordinary course of business consistent with industry practice, which do not give rise to the termination of the relevant Material Contract or the payment of penalties) and do not contravene, in any material respects, with Applicable Laws.

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7.7Neither the Seller nor the Target Company has received a written notice during the past 12 months alleging that it is in material default under any Material Contract or a written notice of termination of such Material Contracts.
7.8There are no Material Contracts other than those disclosed in folders 5.1, 5.2 and 5.3 in the Data Room.
7.9The Target Company has not terminated or given notice in writing to terminate any Material Contract.
8.Insurances
8.1Folder 6 of the Data Room contains a complete and accurate list of all current insurance and indemnity policies maintained by the Target Company and in respect of which the Target Company has an interest (the “Policies”). The Target Company is in compliance with the terms and conditions of the Policies in all material respects and all premiums due and payable in respect of the Policies have been paid and no individual or related claims for amounts in excess of PLN 15,000,000 are outstanding.
8.2None of the Seller or the Target Company has received any notification that the Policies are not valid or enforceable or any written notice of cancellation, termination or default and there are no pending claims under such Policies that have been refused by the insurer in excess of PLN 15,000,000.
8.3The Target Company has not done anything or omitted to do anything which has nullified any Policy of the Target Company or, so far as the Seller is aware, which is likely to cause premiums or deductibles to be materially increased.
9.Borrowings
9.1Details of all Material Financing Facilities outstanding or available to the Target Company or to which the Target Company is party in any capacity are contained in folder 8 of the Data Room.
9.2Details of all security granted over any assets of the Target Company in connection with any Material Financing Facilities are contained in folder 8 of the Data Room.
9.3The Target Company has not received notice of the occurrence of a termination event or mandatory prepayment event under any Material Financing Facilities which would entitle any third party to call for repayment prior to normal maturity, nor is any such event expected to occur as a result of Completion.
9.4So far as the Seller is aware, the Target Company has not received any written notice in the 12 months prior to the date of this Agreement to repay any Material Financing Facility which is repayable on demand in accordance with its terms or to prepay any Material Financing Facility.
9.5The Target Company is not party in any capacity to any other Material Financing Facilities other than disclosed in the Data Room and the Seller’s Group Financing Agreements.
10.Insolvency
10.1No:

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(i)order has been made or resolution passed by for the winding up of the Target Company or for the appointment of a liquidator or provisional liquidator to the Target Company;
(ii)administrator has been appointed in relation to the Target Company;
(iii)receiver or administrative receiver has been appointed over the whole or part of the Target Company's business or assets;
(iv)moratorium has been sought by the Target Company or has been granted under any applicable insolvency legislation in respect of the Target Company;
(v)voluntary arrangement has been proposed by the Target Company or approved under any applicable insolvency legislation in respect of the Target Company; or
(vi)compromise or arrangement has been proposed by the Target Company to, approved, agreed to, or sanctioned by, all of, or an entire class of, the creditors of the Target Company.
10.2So far as the Seller is aware, there are no circumstances in existence which would give rise to any of the matters referred to in paragraph 10.1 being commenced in respect of the Target Company.
10.3The Target Company does not conduct business in any country other than Poland, its management decisions are taken in Poland and it has no branches, subsidiaries, representative offices or establishments in any other country than Poland.
11.Litigation
The Target Company is not engaged (or has not been engaged in the 12 months preceding the date of this Agreement) in any material litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings, whether as claimant or defendant, where the amount claimed (whether in a single case or, in the aggregate, in a series of related cases with respect to related facts or circumstances) exceeded or is likely to exceed PLN 5,000,000 other than in relation to the collection of debts arising in the ordinary course of business of the Target Company), and, so far as the Seller is aware, so such litigation, arbitration, other dispute resolution process, or administrative or criminal proceedings, are pending or have been threatened in writing in the 12 months preceding the date of this Agreement (while the PLN 5,000,000 threshold does not apply to criminal proceedings).
12.Data protection
12.1In the 18 months prior to the date of this Agreement, the Target Company has complied, and complies, in all material respects with Data Protection Legislation applicable to the Target Company.
12.2In the 18 months prior to the date of this Agreement, no Personal Data Breach has occurred with respect to the Target Company or in relation to any Personal Data of which the Target Company is a controller (as defined in the GDPR) where such Personal Data Breach (by itself or in conjunction with other Personal Data Breaches) has had or is reasonably likely to have materially detrimental consequences for the Target Company, and no such Personal Data Breach is subsisting at the date of this Agreement.

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12.3The Target Company has, where required under Data Protection Legislation, notified any material Personal Data Breaches to: (i) the Data Protection Authority; and (ii) affected individuals, in each case, in accordance with Data Protection Legislation. The Target Company has taken reasonable steps to remedy such Personal Data Breaches.
12.4In the 18 months prior to the date of this Agreement:
(i)except as disclosed in the Data Room, the Target Company has not received any request, order, notification or written warning from a Data Protection Authority alleging any non-compliance by the Target Company with any Data Protection Legislation, or indicating that it is considering taking enforcement action under Data Protection Legislation;
(ii)no individual has been awarded compensation from the Target Company under any Data Protection Legislation by a court or Data Protection Authority, and there is no outstanding legal action from any individuals or third Parties claiming compensation for breach of Data Protection Legislation at the date of this Agreement;
(iii)except as disclosed in the Data Room, the Target Company has not received any monetary penalty, enforcement or information notice (or related notice of intent) or any equivalent notice under any Data Protection Legislation; and
(iv)no warrant has been issued under any Data Protection Legislation authorising a Data Protection Authority or law enforcement authority to enter any of the premises of the Target Company.
12.5The Target Company has (and has had in the 18 months prior to the date of this Agreement) in place and operates policies, procedures and agreements concerning the collection, use, storage retention, security and transfer of personal data in accordance with Data Protection Legislation.
13.Ownership and adequacy of assets
13.1The Target Company owns or has the right to use (pursuant to the TSA, the Brand License Agreement or otherwise) each of the material assets (other than current assets sold, realised or applied in the ordinary course of business, Properties and assets which are subject to an indefeasible right of use) used by it which is necessary for the conduct or operation of the business of the Target Company as carried on at the date of this Agreement and, so far as the Seller is aware, to the extent the Target Company has the right to use but does not own such material assets, no event or circumstance has occurred which is reasonably likely to entitle any person to terminate any agreement in respect of such use.
13.2All of the tangible assets owned by the Target Company, or which the Target Company has the right to use, are in the possession or under the control of the Target Company or otherwise made available to it pursuant to the TSA.
13.3Save in connection with any Encumbrance or financing arrangement that will be discharged upon or prior to Completion or any Material Financing Facility, each of the material assets used by the Target Company is free and clear of Encumbrances and the Target Company has not issued to any person any power of attorney to incur, offer or propose to incur the right to sell, establish any Encumbrances over or dispose of in any other manner any material assets of the Target Company.

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14.Intellectual Property
14.1Section 5.6 of the Data Room contains details of all Owned Intellectual Property or for which an application to register has been made by the Target Company.
14.2In respect of all: (a) registered Intellectual Property; (b) material unregistered Intellectual Property; and (c) material Information Technology, in each case owned by the Target Company, the Target Company is the sole legal and beneficial owner of such Intellectual Property and Information Technology free from Encumbrances. The Target Company has not received from any creators, including the authors or inventors, of the Owned Intellectual Property Rights (i) any written notifications relating to the exercise of their moral rights to any Owned Intellectual Property Rights or (ii) any written claims (including, for the avoidance of doubt, electronically) with respect to any Owned Intellectual Property Rights.
14.3All renewal applications and renewal fees due as at the date of this Agreement, to the extent required, in respect of the registered Owned Intellectual Property owned by the Target Company have been made or paid.
14.4The Target Company either owns or has (or at Completion will have) a licence, or a contractual right, to use all material Intellectual Property and material Information Technology, in each case used to carry on the business conducted by the Target Company in materially the same manner as currently carried on.
14.5The Target Company has not received any written notification (including, for the avoidance of doubt, electronic notification) of (i) infringement by the activities of the Target Company to any person’s Intellectual Property and (ii) claim brought against the Target Company as a result of the foregoing.
14.6The Licensed Intellectual Property Rights exist and are validly licensed by the Target on the basis of binding contracts and the Seller has not received any written notification (including, for the avoidance of doubt, electronic notification) that contracts concerning Licensed Intellectual Property Rights has been breached in any respect by the Target Company or any other party thereto.
14.7Liberty Global Europe Holding B.V. or any member of Seller’s Retained Group owns at the Completion date or will own at the Completion date the Licensed Rights as defined in the Brand License Agreement and confirm that Licensed Rights exist, are valid and enforceable and free from Encumbrances and all renewal fees due as at the date of Brand License Agreement and other steps required for the maintenance or protection in respect of the Licensed Rights have been paid and made.
14.8The Target Company has not granted, nor is required to grant, to any third party, any right or license to use, manufacture, reproduce, license, distribute, market or otherwise exploit any Owned Intellectual Property Rights other than in the ordinary course of business.
14.9So far as the Seller is aware, the Target Company is not in material breach of, and so far as the Seller is aware, no other party is in material breach of or has a right to terminate for cause, any of the licences or agreements in folder 5.8 of the Data Room.
14.10So far as the Seller is aware (i) none of the activities of the Target Company infringes any person’s Intellectual Property, (ii) no claim is pending against the Target Company as a result of the foregoing and (iii) there has been no material infringement of the Owned Intellectual Property Rights by any third party.

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14.11The Target Company has taken all reasonably necessary measures and precautions to protect the confidentiality of material Trade Secrets and other material confidential information, and, so far as the Seller is aware, no material Trade Secret or other material confidential information has been made public without authorization or unlawfully used or disclosed by any third party in any material respect.
15.Network and Systems
15.1The Principal Network performs the functions in all material respects which it is intended to perform in the ordinary course of business of the Target Company.
15.2The Principal Network has been, in so far as reasonably practicable, designed, planned, constructed and implemented in all material respects in accordance with Applicable Laws.
15.3So far as the Seller is aware, there are no circumstances concerning the current operating condition of the Principal Network that will result in a material detrimental consequence on the operation of the business of the Target Company.
15.4Excluding any matters which could not reasonably be expected to result in a material detrimental consequence on the operation of the business of the Target Company:
(i)the Target Company has the right to use the Principal Network and Wider Network and Systems in all material respects for the purposes for which the Principal Network, Wider Network and Systems are currently used; and
(ii)there are no disputes or challenges to the title and rights of the Target Company in relation to its ownership, operation or use of any material part of the Principal Network and Wider Network and Systems.
15.5In the 18 months prior to this Agreement there has been no material adverse effect on the business of the Target Company as a result of any failure, breakdown, security breach, malfunction or data loss concerning, or other unauthorised access to, the Principal Network, the Wider Network and/or the Systems.
15.6The Target Company conducts regular security audits of its Principal Network and Systems.
16.Properties
16.1The Target Company is in occupation as lessee of each Material Property. All lease agreements for such Material Properties are in full force and effect, in accordance with their terms, valid and binding against the parties thereto and the terms of lease of such Material Properties enable the Target Company to operate its business in the ordinary course of business.
16.2Folders 10 and 5.12.6 of the Data Room contains accurate and complete copies of all leases relating to the Material Properties.
16.3The Target Company is not involved in any dispute with the relevant landlord or licensor of any Material Property or other real properties which in the Seller's reasonable opinion is likely to result in a loss to the Target Company of more than PLN 5,000,000 (whether in a single case or, in the aggregate, in a series or class of cases

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arising from same circumstances) or which might result in the early termination of the right to occupy such Material Property.
16.4The Target Company has not received written notice from a third party disputing the Target Company's right to occupy any of the Material Properties. Within the last 18 months, the Target Company has not exercised or given any notice of exercise of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal or rent review contained in any such lease or any termination notice.
16.5The Target Company is, in all material respects, in peaceful and undisturbed possession of the Material Properties, and, to the Seller’s knowledge, there are no contractual or legal restrictions that could reasonably be expected to preclude or restrict the ability of the Target Company to use in any material respects such Material Properties for the purposes for which it is currently being used. The Target Company has not subleased, licensed or otherwise granted to any person the right to use or occupy any portion of the Material Properties.
16.6The Target Company is not the owner or perpetual usufructuary (użytkownik wieczysty) of any real property which is a Material Property.
16.7The Target Company is not the owner or perpetual usufructuary (użytkownik wieczysty) of any agricultural real property.
17.Employment
17.1Since the Accounts Date, no material change has been made to the emoluments or other terms of engagement of any Key Employee except for increases in the ordinary course and consistent with past practice.
17.2The Target Company complies in all material respects with all employment, social security and health and safety Applicable Laws, as well as collective bargaining agreements, company-wide agreements, terms of employment agreements, practices and unilateral undertakings with respect to the employees, except to the extent that such failures to comply would not reasonably be expected to have materially detrimental consequences for the Target Company.
17.3Over the past three (3) years, the Target Company has not received any written notification (including, for the avoidance of doubt, electronic notification) from any individual nor Governmental Authority pursuant to which is requested the reclassification of a civil law agreement into an employment agreement.
17.4No Key Employee has given or has been given notice of termination of his or her employment and, so far as the Seller is aware, no such Key Employee has informed the Target Company that he or she will leave the Target Company within 3 months after the date of this Agreement.
17.5So far as the Seller is aware, there are no material claims existing or threatened in writing in relation to the Target Company by or in respect of any employee or former employee in respect of their employment.

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17.6Within the past 12 months, the Target Company has not initiated or completed the implementation of any collective dismissals or implemented or entered into a social plan with respect to the employees as at the date of this Agreement.
17.7Other than at the cost of the Seller, there is no provision in any contract of employment or otherwise giving a right or an increased right to any Key Employee which may arise on the acquisition of the Shares, or which is contingent on a direct or indirect change of control or ownership of the Target Company.
17.8Over the past three (3) years, the Target Company has not taken over an employing establishment (Polish: zakład pracy) (or its part) within the meaning of art 23(1) of the Polish Labour Code or transferred their employing establishment (Polish: zakład pracy) (or its part) within the meaning of art 23(1) of the Polish Labour Code.
17.9All agreements with management board members of the Target Company are valid and have been properly executed, in particular, the agreements were executed on behalf of the Target Company by the attorney-in-fact appointed by the shareholders meeting of the Target Company.
18.Pensions Schemes
18.1Other than the Pension Schemes and local statutory social insurance schemes, there is no material obligation, agreement or arrangement (whether funded or unfunded) to which the Target Company contributes to or has contributed to or has become liable to satisfy under which benefits are payable on retirement, for or in respect of any present or former employee, director or other officer of the Target Company.
18.2Copies of all material documents relevant to the Pension Schemes have been Fairly Disclosed in the Data Room.
18.3The Target Company has no liability to make any material payment or accrual with respect to any Pension Scheme which is due, but remains unpaid.
18.4So far as the Seller is aware, the Target Company has, in relation to each relevant Pension Scheme, complied in all material respects with its obligations under the Pension Scheme documentation and applicable law.
19.Environment
19.1In the 18 months prior to the date of this Agreement, the Target Company has been, and is in all material respects in compliance with Environmental Laws and, so far as the Seller is aware, with Environmental Licenses applicable to it.
19.2The Target Company has not received any written notice during the past 12 months from any Governmental Authority and no Governmental Authority has initiated, during the past 12 months, formal proceedings against the Target Company due to a material non-compliance with any Environmental Laws.
20.Anti-bribery, anti-money laundering and Sanctions
20.1The Target Company has not, nor has, so far as the Seller is aware, any person (including any director, officer, employee, agent or other intermediary) who performs services for or on behalf of the Target Company (the “Associated Persons”) (in each case, in connection with any business or activities concerning the Target Company):

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(i)violated in the last 3 years or is currently in violation of any Anti-Bribery Laws;
(ii)violated in the last 3 years or is currently in violation of any Anti-Money Laundering Laws; or
(iii)in the last 3 years, made, offered to make, promised to make or authorised the payment or giving of, or requested, agreed to receive or accepted, directly or indirectly, any Prohibited Payment.
20.2Neither the Target Company, nor, so far as the Seller is aware, any Associated Person (in each case, in connection with any business or activities concerning the Target Company) is engaged in or has in the last 3 years been engaged or is subject or has in the last 3 years been subject to any Action concerning or relating to any actual or alleged breach of any Anti-Bribery Law, any Anti-Money Laundering Law, any Sanctions or any Prohibited Payment.
20.3Neither the Target Company nor, so far as the Seller is aware, any Associated Person (in each case, in connection with any business or activities concerning the Target Company) is, or has in the last 3 years, (i) acted in breach of Sanctions, (ii) been a Sanctioned Person or (iii) conducted, directly or indirectly, any business with any Sanctioned Person and/or in any Sanctioned Country.
21.Tax
21.1All Tax Returns required to have been filed by or with respect to the Target Company have been duly and timely filed in accordance with the Applicable Laws (taking into account any extension of time to file granted or obtained) and all such Tax returns are true, correct and complete in all material respects.
21.2All Taxes due by or with respect to the Target Company (whether or not shown on the Tax Returns) for or with respect to taxable periods, or portions thereof, ended on or before the Completion Date have been duly and timely paid in accordance with Applicable Laws or adequate provision or liability is booked in the Completion Statement and the Company has no Tax arrears as a taxpayer, Tax remitter, Tax collector, legal successor or third party liable for the Tax arrears of another entity.
21.3All records or documentation (including transfer pricing documentation) that the Target Company is and has been required by Applicable Law to prepare and/or maintain for Tax purposes are and have been prepared and/or maintained in proper form in accordance with Applicable Laws and will be held by the Target Company as of the Completion Date.
21.4Except as disclosed in the Data Room, (i) no outstanding claim, assessment or deficiency against the Target Company for any Taxes has been asserted by any Tax Authority and (ii) no audit, examination, investigation or administrative or judicial proceeding with respect to any Taxes of the Target Company is currently pending and no such audit, examination, investigation or other proceeding is threatened with respect to any Taxes of the Target Company.
21.5The Target Company is registered as a VAT taxpayer only in Poland and, to the best knowledge of the Seller, there are no grounds for its de-registration.

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21.6The Target Company is not or has not been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns.
21.7To the best knowledge of the Seller, the Target Company does not qualify as a real estate company within the meaning of the Applicable Law with respect to Tax.
22.TSA
22.1So far as the Seller is aware, as at Completion, there are no Omitted Services.
22.2As at Completion, the Target Company has sufficient employee resources or costs provided for in its budget to operate the functions of the Specified Excluded Services, to the extent such Specified Excluded Services are required to operate the business of the Target Company in the ordinary course on a standalone basis, independent of any parent company or group (and not required to support the parent group or parent group related activities).

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Schedule 2
(Purchaser’s Warranties)
1.The Purchaser is duly incorporated and validly existing under the laws of the jurisdiction in which the Purchaser was incorporated, as well as duly qualified to conduct the business to be conducted as at the Completion Date and has the requisite power, capacity and authority, and the necessary funds, to enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party and to consummate the Transaction.
2.This Agreement and each of the other Transaction Documents and any other document to be executed by the Purchaser in connection with the Transaction will, when executed, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms.
3.The Transaction Documents and the consummation of the Transaction have been duly authorized by all the relevant corporate bodies of the Purchaser.
4.The execution and delivery of, and the performance of obligations under and compliance with, the provisions of this Agreement and any other Transaction Document by the Purchaser will not conflict with or result in:
(i)conflict with or result in a breach of any provision of the articles of association or other constitutional documents of the Purchaser; or
(ii)a breach of or a default under any agreement, arrangement or instrument to which the Purchaser is a party or by which the Purchaser is bound where such breach would result in the Purchaser not being able to perform its obligations under the Transaction Documents.
5.Subject to Completion Conditions, no consent, authorisation, licence or approval of or notice to the Purchaser’s shareholders or any governmental, administrative, judicial, regulatory body, authority or organisation is required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement or any other Transaction Document or the performance by the Purchaser of its obligations under this Agreement or any other Transaction Document.
6.No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Purchaser or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Purchaser are distributed amongst the creditors and/or shareholders or other contributors. No petition has been presented for an administration order to be made in relation to the Purchaser, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Purchaser. No events or circumstances analogous to any of those referred to in this paragraph 6 have occurred in any jurisdiction outside England.
7.The Purchaser has not taken any step with a view to a suspension of payments or a moratorium of any indebtedness or has made or proposed any voluntary arrangement with any of its creditors or is subject to any insolvency proceedings, and no facts exist that would result (or would be reasonably likely to result) in such events occurring.

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8.The Purchaser has the available financial resources which will at Completion provide in immediately available funds the necessary cash resources to finance the acquisition of the Shares in accordance with the Transaction Documentation.
9.Subject to Completion Conditions, no member of the Purchaser’s Group is:
(i)subject to Applicable Law, regulation or other statutory or legislation provisions of any country or to any order, decree or judgment of any court, governmental agency or regulatory authority which is still in force; nor
(ii)a party to any litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning it or any of its assets; nor
(iii)the subject of any governmental, regulatory or official investigation or enquiry which is in progress or threatened or pending, which in any case has or could reasonably be expected to have a material adverse effect on the Purchaser’s ability to execute, deliver and perform its obligations under this Agreement.

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Schedule 3
(Separation Principles)
Schedule 4
(Post-Completion financial adjustments)

Schedule 6
(Notification to the Target Company)
Schedule 7
(Transfer Agreement)

Schedule 8
(TSA / Reverse TSAs principles)

Schedule 9
(Material Third Party Suppliers)

Schedule 10
(Key Employees of the Target Company)
Schedule 11
(Material Properties)

Attachment 1
(Basic information about the Target Company

Attachment 2
(Continuing Intra-Group Agreements)

Attachment 3
(Specified Excluded Services)

Attachment 4
(Separation Plan)

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